U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                          OneSource Technologies, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


               Delaware                                            65-0691963
----------------------------------------                   ---------------------
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                              Identification No.)

    7419 East Helm Drive
    Scottsdale, Arizona                                             85260
----------------------------------------                   ---------------------
(Address of principal executive offices)                          (Zip Code)

Issuer's telephone number: (800) 279-0859

Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class to be registered

                 None                                    None
-------------------------------              -----------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                        Mintmire & Associates
                                        265 Sunrise Avenue, Suite 204
                                        Palm Beach, FL 33480
                                        Tel: (561) 832-5696
                                        Fax: (561) 659-5371




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Item 1:              Description of Business:

(a)        Business Development

     OneSource Technologies, Inc. ("the Company" or "OS") is incorporated in the state of Delaware. The Company was originally incorporated as LW Global (U.S.A.), Inc. in September 1996, changed its name to Micor Technologies, Inc. in July 1997 and then finally to OneSource Technologies, Inc. in August 1997. The Company's Common Stock is currently quoted on the National Quotation Bureau's "Pink Sheets" and the Company intends to request quotation on the Over the Counter Bulletin Board once its Form 10SB has been accepted. Its executive offices are presently located at 7419 East Helm Drive, Scottsdale, AZ 85260. Its telephone number is (800) 279-0859 and its facsimile number is (480) 889-1166.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on OS's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     Although the Company was initially engaged in the office supply and equipment business, operations did not commence until July 1997 at the time it acquired Micor Technologies, Inc., an Arizona corporation ("Micor") as a wholly-owned subsidiary. Micor was originally incorporated as Micor Financial Systems, Inc. in April 1990 and is now also known as OneSource Technologies, Inc.

     The Company's founding philosophy arose from the diversified experience of its management in the equipment sales, service, banking and related industries. See Part I, Item 1. "Description of the Business - (b) Business of Issuer."

     Beginning in September 1996 and prior to its acquisition of Micor, the Company sold 1,500,000 shares of its Common Stock to one hundred three (103) investors for $15,000. For such offering, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Rule 504 of Regulation D, promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code,
Section  10-5-9(13) of the Georgia Code, Section 4[5/4](G) of the Illinois Code,
Section  90.530(11) of the Nevada Code,  Section  59.035(12) of the Oregon Code,
Section 35-1- 320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 of Regulation D promulgated thereunder ("Rule 506"), Section 44- 1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 1. "Employees and

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Consultants";  Part I, Item 4. "Security  Ownership of Certain Beneficial Owners
and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, 1,035 shares of the Company's Common Stock were cancelled.

           In February and March 1998, the Company sold 14,400 shares of its Common Stock pursuant to an Offering Memorandum dated September 17, 1997 to six
(6) investors for a total of $7,200. For such offering,  the Company relied upon
Section 3(b) of the Act,  Rule 504,  Section  517.061(11)  of the Florida  Code,
Section 502.203(9) of the Iowa Code, Section 80A.15 Subd.2(a)(1) of the Minnesota Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and Section 551.23(11) of the Wisconsin Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1998, the Company sold 32,000 shares of its Common Stock to two (2) investors for a total of $8,000. No offering memorandum was utilized in connection with this offering. For such offering, the Company relied upon
Section 3(b) of the Act, Rule 504,  Section  517.061(11) of the Florida Code and
Section 90.530(11) of the Nevada Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 1998, the Company issued 100,000 shares of its Common Stock to one (1) person for legal services performed on behalf of the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and
Section 517.061(11) of the Florida Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

           In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, who currently serves as a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1998, Micor entered into a flat rate blanket contract to provide equipment service to King Soopers stores at seventy-two (72) locations. While the contract includes items such as: A) labor for: adjustments, repairs and replacement necessitated by normal use of the equipment, lubrication and cleaning; B) replacement parts required by normal use of the equipment; and C) transportation and travel costs, it does not include replacement of consumable items or damage to equipment items. The term of the contract was for a period of one (1) year and was automatically renewable. The estimated annual total fees to be received by Micor was $420,408.

           The King Soopers contract was extended in September 1999 for a period three (3) years. The total fees for all three (3) years is estimated to be $1,979,867.36 or $54,996.32 per month.

           In April 1999, the Company issued 500,000 shares of its Common Stock to one (1) entity for services rendered to the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1999, the Company sold 2,624,672 shares of its Common Stock to two (2) investors for a total of $800,000. The Company accepted a note receivable from each of the two (2) investors, which notes receivable were due one hundred eighty (180) days from their date of issuance. In July 1999, the Company agreed to extend the repayment term for one (1) investor for an additional three hundred sixty (360) days, which note shall accrue interest at a rate of six percent (6%) annually. In January 2000, the Company agreed to extend the repayment for the other investor such that the note is now payable on demand and bears interest a rate of six percent (6%) annually. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 25102(f) of the California Code and Section 90.530(11) of the Nevada Code. See Part I, Item 2. "Management's Discussion and Analysis of Operations" and Part II, Item 4, "Recent Sales of Unregistered Securities"

           In April 1999, the Company entered into a share exchange agreement with the shareholders of Net Express, Inc., an Arizona corporation ("NE"), whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities".

           Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

           In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater Capital Partners II, L.P., a Delaware limited partnership ("Blackwater") wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, $620,000 has been funded to date, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon
Section 4(2) of the Act, Rule

506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1999, 500,000 shares of the Company's Common Stock were cancelled by the Company pursuant to an agreement between the Company and that shareholder.

           In July 1999, the Company sold 50,000 shares of its Common Stock to three (3) investors for a total of $10,000. The Company relied upon Section 4(2) of the Act, Rule 506 and Section 30- 1433A(2) of the Idaho Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

           In September 1999, the Company entered into a share exchange agreement with the shareholders of Cartridge Care, Inc., an Arizona corporation ("CC"), whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are subject to a two
(2) year "lock-up" provision (the "LU Shares") and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and 243,750 of the remaining shares have been issued.
562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62). See Part I, Item 1. "Facilities"; and Part I, Item 3. "Description of Property".

           In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act,
Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I,
Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive

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Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions";
and Part II, Item 4. "Recent Sales of Unregistered Securities."

           See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)        Business of Issuer.

General

           The Company was formed in September 1996 and had little or no operations until July 1997 when the Company entered into a reverse merger transaction wherein it issued 8,500,000 shares of stock in exchange for one hundred percent (100%) of the issued and outstanding shares of Micor. Micor started business in 1984 as a small banking equipment sales and service company and was incorporated in 1990 as Micor Financial Systems, Inc. Its name was changed to Micor Technologies, Inc. in December 1994 and finally to OneSource Technologies, Inc in August 1997.


           OneSource is engaged in three (3) closely  related and  complimentary lines of business, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. The Company is primarily focused on the 1) banking and financial services and 2) retail industries even though its service and product offerings can be readily applied in any industry. These two (2) are emphasized because of the significantly greater number of equipment items used in banking, financial service and retail enterprises compared to other businesses. Like companies in other industries, banking and retail enterprises use large numbers of general business equipment items such as copiers, facsimiles, PCs and peripherals, but in addition they also utilize significant quantities of industry specific machines like coin/currency counting and handling machines, check processing and encoding equipment and ATMs in banking and point-of- sale ("POS") scanner and register systems in the retail industry.

           The Company's customers at the end of 1999 were primarily banking (25%) and retail (74%) companies located in Arizona, California, Colorado, Nevada, New Mexico, Utah, Texas and Wyoming. Approximately forty-eight percent (48%) of the Company's revenue was generated from four (4) customers through December 31, 1999, the largest of which contributed approximately twenty-three percent (23%).

Maintenance Services

           In Maintenance Services, OneSource has pioneered a patent pending "flat-rate blanket discount service" approach in these industries covering a broad array of general business and industry specific equipment. The Company's patent pending service program is unique because it takes a "horizontal" approach to equipment maintenance rather than the typical "vertical" approach traditionally offered. In so doing so, it creates wide based savings by being able to service multiple equipment items for a flat fee, which constitutes the basis for a package pricing to customers. Equipment Maintenance service is delivered on-site to customers by Company

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employed virtual field service technicians operating from their homes throughout the Company's territorial reach, which presently includes the states of Arizona, northern California, Colorado, Nevada, New Mexico, Utah and parts of Wyoming and Texas. All supporting services, including call center dispatching and control, parts procurement and logistics are centrally housed in the Company's Phoenix, Arizona corporate facilities. Communication and field service connectivity is realized through the utilization of a number of communication technology devices, e.g., wireless telephones, pagers, the Internet and Company Intranet services.

           Maintenance has historically been the Company's primary business focus. Now, with its added Integration and Supplies capabilities, OneSource will prospectively be less dependent on this aspect of its business. At December 1999 Maintenance revenues constituted approximately seventy-nine percent (79%) of total consolidated revenues.

Integration Services

           The Company is engaged in a number of network and Internet related integration products and services including, network (LAN and WAN) implementation, remote network support services, web hosting and e-commerce services, DSL and other high speed and broadband Internet connectivity services, and wireless Internet connectivity. All of these capabilities are in present high demand. They also readily compliment the Company's Maintenance and Supplies operations by being able to support these divisions' customer base with IT products and services. These capabilities were acquired in 1999 through the Company's acquisition of an Arizona based information technology ("IT") company. Accordingly, Integration services are presently being delivered in only the Company's Arizona territory. The Company intends to expand this capability throughout all its geographic locations. Integration services therefore represent a major component of the Company's forward growth strategies.

           The Integration division operates as a value-added reseller ("VAR") for a number of computer and peripheral product OEM's and distributors related to its LAN and WAN integration services, e.g., PC's, servers, communication equipment, printers, and etc. The division also has a number of agent agreements in place with high speed Internet and virtual private Network ("VPN") suppliers to supply these services to the Company's Integration customers. All Integration products and services are delivered to customers by Company employed systems engineers and/or outside project specific contract engineers.

Supplies Services

           The Supplies segment is focused on delivering equipment supplies and part requirements to the Company's Maintenance and Integration customers on a single-source basis. The Company is presently a supplier for a number of equipment consumable supply items, e.g., ribbons, toner, and OEM and remanufactured toner cartridges for copiers, faxes and laser printers. Since toner cartridges represent the Company's largest demand supply item, the Company acquired an Arizona based high quality toner cartridge remanufacturing company in order to expand this

                                        7

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products  distribution  throughout the Company's  Maintenance  and  Integrations customer base.

Internet Services

           A number of the Company's products and services can be readily distributed and/or serviced via the Internet on both a retail consumer as well as a business to business ("B2B") basis. In this regard, the Company launched its initial on-line Internet distribution channel, (GOINK.com) to supply and distribute its remanufactured printer and copier toner cartridge products. GOINK is presently directed toward individual and small business retail customers, but prospectively will be directed toward the Company's existing Maintenance, Integration customers. These products are delivered via on-line private catalogs within GOINK on a true Internet B2B basis.

           At year-end 1999 the Company had fifty-two (52) full-time employees and one (1) part-time employee.

Status of Publicly Announced Products and Services

           The Company is primarily focused on its maintenance, integration and supplies services at this time. However, an increasing number of the Company's products and services can be distributed and/or serviced via the Internet. The Company's GOINK.com website was designed with this trend in mind.

Competition

           The Company faces competition from large, well-established companies with considerably greater financial, marketing, sales and technical resources than those available to the Company. The Company's training and services could be rendered obsolete or made uneconomical by the development of new products, technological advances or pricing actions by one or more of the Company's competitors. The Company's business, financial condition or results of operations could be materially adversely affected by one or more of such developments. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have an material adverse effect on the Company's business, financial condition or results of operations.

           The equipment sales and service industry as well as the equipment supplies industry are highly competitive and consist of numerous independent and competing companies large and small throughout the Company's operating territory. Any organization, supplier, or equipment sales and service provider is technically a OS competitor. The differentiating factor between competitors and the Company is the limited line(s) of service generally provided by competing companies. Most of these companies are vertical suppliers who focus primarily on one or a few types of equipment sales with service offered secondarily as an inducement for increased sales. Further such competitors tend to be involved with a limited number of equipment types and brands. The Company offers its customers equipment service with Company employed field service technicians on a broad

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horizontal  basis wherein  multiple types and  manufacture's  brands are covered under a single maintenance contract known as the OneSource Flat-Rate Blanket Maintenance System(TM).

Sources and Availability of Raw Materials

           The materials needed to service office machinery are widely available from numerous third parties. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

           The Company will rely heavily on its few customers' accounts for the majority of its business. A change in the relationship of the Company to any one
(1) of its major customers could have a material adverse affect on the Company's business.

Research and Development

           The Company believes that research and development is an important factor in its future growth. The equipment supply industry is closely linked to technological advances, which constantly produces new machinery for use by the public. Therefore, the Company must continually invest in training on the latest technological advances and the newest office machinery to effectively compete with other companies in the industry. No assurance can be made that the Company will have sufficient funds to fund such training efforts to match technological advances as they become available. Additionally, due to the rapid advance rate at which technology advances, the Company's equipment and inventory may be outdated quickly, preventing or impeding the Company from realizing its full potential profits.

Patents, Copyrights and Trademarks

           The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

            The Company's only trademark extends to its unique flat-rate blanket maintenance service program. The Company presently has a "business apparatus and methods" patent application pending with the United States Patent Office for the Company's OneSource Flat-Rate Blanket Maintenance System(TM), but otherwise the Company has no other patents, trademarks, royalty agreements, franchises, concessions or labor contracts in effect.

Governmental Regulation

           There are no government approvals required to conduct business and no regulatory issues other than usual and customary corporate, tax and business licensing with which the Company is current in all its operating jurisdictions.

State and Local Licensing Requirements

           Currently there are no state or local licensing requirements which apply to the Company's business or to its products

Effect of Probable Governmental Regulation on the Business

           Currently there is no government regulation of the Company's business nor of the Company's products. However, new laws are emerging which regulate commerce over the internet and the way data and information may be transmitted over the Internet. Should the Company engage in activities involving the Internet in the future, it may be subject to these laws and/or regulations.

           As the Company's products and services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions in this area could have a detrimental effect upon the Company's business.

           A governmental body could impose sales and other taxes on the provision of the Company's products and services, which could increase the costs of doing business. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes; however, no such laws have become effective to date. The Company cannot accurately predict whether the imposition of any such taxes would materially increase its costs of doing business or limit the services which it provides, since it may be possible to pass on some of these costs to the consumer and continue to remain competitive.

           If, as the law in this area develops, the Company becomes liable for information carried on, stored on, or disseminated through its website, it may be necessary for the Company to take steps to reduce its exposure to this type of liability through alterations in its equipment, insurance or other methods. This may require the Company to spend significant amounts of money for new equipment or premiums and may also require it to discontinue offering certain of its products or services.

           Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. P&G cannot predict the impact, if any, that future regulatory changes or developments may have on the Company's business, financial condition, or results of operation.

Cost of Research and Development

           For fiscal year 1998 and 1999, the Company expended no measurable amount of money on research and development efforts. At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

           The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

           At June 30, 2000, the Company employed fifty-three (53) persons. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

           In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, who currently serves as a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are the LU Shares and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and

243,750 of the remaining shares have been issued. 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act,
Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           Currently,   the  Company  has  no  employment  agreements  with  its
employees. OS intends to enter into such agreements upon the effectiveness of its Form10SB.

Facilities

           In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty-two (62). See Part I, Item 3. "Description of Property".

Risk Factors

           Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

           1. History of Losses. As of December 31, 1998, the Company had total assets of $530,480, a net loss of $51,614, net revenues of $1,380,041 and stockholders deficit of $473,318. As of December 31, 1999, the Company had total assets of $1,715,486, a net loss of $185,341 on net revenues of $2,476,884 and stockholders equity of $335,880. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the fiscal year 2000 and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities.

           2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1999, the Company's total assets in the amount of $1,715,486, consisted, principally, of accounts receivable in the amount of $460,121, $368,898 in inventories, $220,000 in stock subscription receivable and $34,061 in other assets. Further, there can be no assurance that the Company's financial condition will improve. Management believes, without assurance, that it will obtain sufficient capital with which to continue its operations through revenues generated from operations.

           3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to grow and to further expand its operations. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

             4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its current President, Jerry Washburn. Virtually all decisions concerning the Company will be made or significantly influenced by Mr. Washburn. The loss of the services of Mr. Washburn, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers.

           5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract service personnel for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to continue its operations. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

           6. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Equipment Service Industry. There can be no assurance that the costs for the establishment of a service network will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to perform service and repair with the speed necessary to satisfy its clients. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a network of clients to financial support the Company. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state, nationwide markets.

           7. Few Clients Under Contract or Customer Base. While the Company has signed several clients for service and repair contracts, the Company presently has no a limited customer base. The Company will be dependent upon its President, Mr. Jerry Washburn, to select new potential clients. Mr. Washburn will utilize the contacts with banks and others which he has developed in the equipment service and supply business to select and target potential clients to be signed by the Company, there can be no assurance that any such clients will engage the Company's services.

           8. Dependency on Securing a Suitable Strategic Partner. The Company's ability to establish an adequate customer base at a level sufficient to meet the larger competition depends in part upon the ability of the Company to capitalize on agreements not yet in place and may include the necessity to establish a joint venture agreement with a suitable partner for its future endeavors. There can be no assurance that a qualified strategic arrangement will be found at the levels which management believes are possible. Further, even if the Company receives sufficient cash flow from operations or proceeds from equity and/or debt financing or otherwise, thus enabling it to go forward with its planned expansion, it will nevertheless be dependent upon the availability of a qualified strategic partner to progress at the levels which the Company believes are necessary.

           9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single client currently represents a significant portion of the Company's revenues. As with many developing businesses, the Company expects that some contracts with clients may not meet management's expectations or expansion into new territories may have to be deferred as a result of changes in internal schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by delays in inventory shipping, problems with technicians or cancellation of even one service contract.

           A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: inventory production costs, patent processing, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for volume discounts for clients with more than one (1) service location. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

           10. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if it elects to distribute its products through means such as the Internet, in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products and services.

           11. No Assurance of Product or Service Quality, Performance and Reliability. The Company expects that its customers will continue to establish demanding policies for quality, performance and reliability. Although the Company will attempt to purchase inventory from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

           12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's inventory, requirements to either rent or construct adequate facilities for storage of inventory. The Company believes that it will require additional funding in order to fully exploit its plan of operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its new territories or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

           13. Uncertainty Regarding Protection of Proprietary Rights. The Company will attempt to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's intellectual property, that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and its competitors, that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar intellectual property which appeal to the same clients or duplicate the Company's services or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

           Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

           14. Ability to Grow. The Company expects to grow through one or more strategic alliances, acquisitions, internal growth and by establishing client relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

           The  Company  also plans to expand  its  business,  in part,  through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products and services or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

           15. Competition. The equipment service and repair industry in general is highly competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. Further, competition for client contracts has meant the expenditure of additional monies in the training of its technicians on new products and services. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

           The market for online commerce is extremely competitive, and the Company believes that competition, particularly in connection with online office machinery consumable sales, will continue to grow and intensify. Although the Company's primary focus is on its service contracts, rather than consumable sales, the Company may ultimately compete with existing online websites that provide equipment parts and consumables on the Internet. Online competitors include a number of small and large Internet based enterprises offering similar products and services. The primary competitive factor is price as price sensitivity is the single greatest consideration of most Internet buyers. Most competing suppliers though are dealer/distributors and not remanufactures. Accordingly a differentiating factor for the Company's on-line business is that it is a manufacturer as well as a distributor and therefore has a greater degree of control over pricing of its product offerings..

           In addition to competition encountered on the Internet, the Company faces competition from traditional supply chains and office megastores such as Office Max, Office Depot, Staples, Comp USA, mass merchandisers, consumer electronics stores and a number of small custom start-up companies.

           16. Dependence on the Growth of Online Commerce. Purchasing products and services over the Internet is a new and emerging market. The Company's future revenues and profits may become substantially dependent upon widespread consumer acceptance and use of the internet and other online services as a medium for commerce. Rapid growth of the use of the internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the internet are subject to a high level of uncertainty, and there are few proven products and services. For the Company to grow, consumers who have historically used traditional means of commerce may instead need to purchase products and services online, which may not be viable without the growth of internet commerce.

           17. Dependence on improvement of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The Company's success will partially depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, bandwidth, data capacity and security. Improvement of the Internet's infrastructure will also require the timely development of complementary products, such as high-speed modems, to provide reliable Internet access and services.

           18. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The equipment supply and service market is subject to rapid technological change, frequent new equipment and product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully obtain, utilize and train employees on new products and services on a timely and cost-effective basis that are based upon this new technology. Any success of the Company in implementing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of training schedules, performance, quality and reliability of competitive products and services by competitors. The Company may experience delays from time to time in completing training and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting and implementing new products, or in training employees to utilize new products and services. There can be no assurance that defects will not be found in the products and services utilized by the Company after introduction of these products to the Company's clients, which could result in harm to client or even the loss of a client. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

           19. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the businesses who would engage the services of the Company, such as supermarkets, retail store chains, etc. This in turn, can cause a downsizing of the Company's clients and can ultimately affect the need for the Company's services. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

           20. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its remanufactured cartridge products and the service contracts currently in existence, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

           21. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing/production capacity, nor does it own the equipment necessary to produce its own inventory, other than its recently acquired CC subsidiary. The Company will also indirectly rely on raw material suppliers to provide the materials necessary for the Company's suppliers to manufacture the inventory. Certain necessary components and services anticipated to be necessary for the manufacture and production of the Company's inventory could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's suppliers, will be sufficient to fulfill the Company's orders.

           Should the Company be required to rely solely on a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its inventory. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its inventory internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective clients and have a material adverse effect on the Company's business, financial condition and operating results.

           22. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. See
Part I, Item 8. "Description of Securities - Description of Common Stock - Dividend Policy."

           23. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. See Part I, Item 8. "Description of Securities
- Description of Common Stock."

           24. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

           25. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock") although none has been issued to date. The issuance of Preferred Stock may not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, may have the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities - Description of Preferred Stock."

           26. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. The Company is currently listed in Standard & Poor's Standard Corporation Manuals, although this exemption is only recognized in a limited number of states. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

           27. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. The Company's Common Stock is currently subjected to the "penny stock" rules under 17 CAR 240.3a51-1 because such shares are issued by a small company; are priced under five dollars ($5); and are not and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker- dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2.   Management's Discussion and Analysis of Operations

Introduction

           The financial results discussed herein include the consolidated operations of the Company and its wholly owned subsidiaries Net Express, Inc. and Cartridge Care, Inc. In August 1997 the Company's management team completed a leveraged buyout ("LBO") of then Micor, an Arizona corporation engaged in the equipment maintenance and service industry. Following the LBO management entered into a merger agreement with a dormant Delaware public shell corporation wherein all of Micor's then outstanding stock was exchanged for 85% of the Delaware company. Following the merger management of the shell company was replaced by Micor's management team and both Micor's and the Delaware corporation's names were changed to OneSource Technologies, Inc.

Overview

           The Company's business plan contemplates a substantial thirty to forty fold increase in the Company's business and scope of practice over the next five-years. This will be accomplished through a combination of internal expansion as well as acquisitions of enterprises engaged in the same and/or complementary lines of business. Year to date 1999 financial results show the Company has achieved solid gains toward these goals through increased internal growth as well as through the successful completion of two acquisitions during the second and third quarters of 1999.

           In April 1999 the Company acquired all the outstanding stock of Net Express, Inc., an Arizona corporation engaged in the LAN and WAN (local and wide area network) integration business. In September the Company acquired all the outstanding stock of Cartridge Care, Inc., an Arizona corporation engaged in the remanufacturing of printer/copier toner cartridges. Both acquisitions were effected with issuance of stock. Net Express was accounted for as pooling of interests and Cartridge Care was accounted for as a purchase. Accordingly the results of Net Express' operations and financial condition are included in the Company's consolidated results for the full two years ended December 31, 1999. The results of operations of Cartridge Care are only included from the date of purchase, September 1999.

           Both acquisitions are logical "fits" for the Company and offer additional product and service categories that can be readily leveraged and expanded throughout the Company's current and future customer list. They also bring an existing customer base that can be leveraged into the Company's core equipment maintenance services. Accordingly, management intends to significantly expand both companies' operations by introducing their product and service offerings into existing OneSource customers as well as add the Company's equipment maintenance capabilities to their customer base.

           These acquisitions contributed approximately twenty-two percent (22%) of the Company's 1999 revenues and about fourteen percent (14%) of 1998 consolidated revenues. On a pro forma basis, including Cartridge Care's results as though this subsidiary was purchased at the beginning of 1998, the acquisitions contributed thirty-eight percent (38%) and forty-nine percent (49%) of total consolidated revenues in 1999 and 1998 respectively. The proportion of acquisition revenue contributions though will not necessarily remain constant as future expansion continues. The Company will continue to expand both internally as well as through acquisitions and accordingly, timing of new business and/or acquisitions can have a significant effect on the proportionate relationship of each to total consolidated revenues.

           In July  1999 the  Company  successfully  filed a  "business  process apparatus" patent application (S/N 09/395,071) with the United States Patent Office for its OneSource Flat-Rate Blanket Maintenance System(TM). The application consists of eight (8) claims that document the unique processes and methodologies the Company has developed and documented over the past four years in demonstrating the Company's successfully delivering equipment maintenance services in a horizontal fashion versus the vertical approach that has been traditionally followed by the industry over the past fifty to sixty years.

Results of Operations

           The Company is engaged in three complimentary lines of business, 1) equipment maintenance services, 2) equipment sales and integration services and
3) equipment supply sales. The Company is primarily focused on the 1) banking and financial services and 2) retail industries even though its service and product offerings can be readily applied in any industry. These two are emphasized because of the significantly greater number of equipment items used in banking and retail compared to other businesses. Like companies in other industries, banking and retail enterprises use large numbers of general business equipment items such as copiers, facsimiles, PCs and peripherals, but in addition they also utilize significant quantities of industry specific machines like coin/currency counting and handling machines, check processing and encoding equipment and ATMs in banking and point-of-sale (POS) scanner and register systems in retail.

           In the Company's core equipment maintenance operations its OneSource Flat-Rate Blanket Maintenance System(TM) is uniquely suited for delivering equipment service solutions to businesses in these industries. To take advantage of the Company's unique system, management initiated a direct sales program in the second half of 1998 to focus on adding new equipment service customers in these industries. This new function was able to add a number of new accounts in Colorado, a new territory for the Company. This new territory was opened in 1998 so the Company could prove it could implement its unique service system in new areas the Company hadn't previously operated in and/or where its business concept was unknown. Management deemed this crucial in as much as most of the expansion expected in the Company's business plan is anticipated in geographic areas outside the Company's present operational territory.

           Although the historical financial picture has not been especially positive, current period operating results are improved in most areas. Renewable contract service revenues are up significantly due to the new sales function and overall customer satisfaction is at the highest level it has ever been. Similarly, LAN and WAN systems integration and equipment supplies volumes also showed increased gains. Further on a percentage basis most cost categories are approaching the hurdle rate levels envisioned in the Company's business plan.

           Operating results improved in most financial categories during the year ended December 31, 1999. Historically the Company had limited systems and processes for controlling and managing company operations. The Company has successfully implemented a completely integrated and automated information system that covers every facet of its operations from customer contracting through dispatch, service delivery, billing and collections. The final phase of this effort will be implemented in 2000 and consists of interfacing field technicians to corporate host systems on a real-time, three dimensional and paperless basis.

           To make good use of the improved quality and timeliness of information management has aggressively focused on documenting all its new processes and systems in order to facilitate monitoring and controlling all operational functions of service delivery, parts/inventory acquisition and control and customer relations. This new information and management infrastructure has contributed to the improved operational results. Moreover, management believes this new foundation is sufficient to support the much larger operational volume management intends to grow to in future periods.

           The following table sets forth selected consolidated operating results of the Company for the years ended December 31, 1999 and 1998. The consolidated results include the operations of OneSource Technologies and it's wholly owned subsidiary Net Express that was acquired in 1999 and accounted for as a pooling of interests. The consolidated results also include the operations of Cartridge Care for the last three months of 1999 following purchase in September 1999.

Income Statement                          1999            1998

------------------------------------  -------------  -------------
   Operating Revenues                  $2,476,884     $ 1,380,041

------------------------------------  -------------  -------------
   Cost of Revenues                     1,484,096        755,461

------------------------------------  -------------  -------------
   Gross Margins                         992,788         624,580

------------------------------------  -------------  -------------
   Selling, General and
     Administrative Expenses           1,171,874        620,637

------------------------------------  -------------  -------------
   Operating Income (Loss)              (179,086)         3,943

------------------------------------  -------------  -------------
   Other Income and (Expense)            (24,021)       (55,557)

------------------------------------  -------------  -------------
   Net Income (Loss)                    (185,341)       (51,614)

------------------------------------  -------------  -------------


Operating Revenues

           Total consolidated revenues increased $1,096,843 or 79.5% in the year ended December 31, 1999 compared to 1998 and $190,464 or 16% for the year ended December 31, 1998 compared to 1997. Revenues increased in each business category as compared to the same period in the prior year. Half, (50%) of the 1999 increase in consolidated revenues was from in-house generated sales and marketing efforts with the other half coming from acquired operations. This is consistent with the Company's business plan expectations and similar ratios of in-house generated volume increases and acquisition contributed amounts are anticipated on a year-to-year basis prospectively.

           On a pro forma basis, including the results of operations of Cartridge Care in the consolidated results as though this division was purchased at the beginning of 1998, shows the following results for the years ended December 31, 1999 and 1998.

Consolidated Pro Forma Revenues                               1999        1998

--------------------------------------------------------  -----------  ----------
   Consolidated Operating Revenues                         $2,476,884  $ 1,380,041

   Add Results of Cartridge Care Prior to Purchase Date      709,128       964,929

       Fro Forma Operating Revenues                        $3,186,012  $ 2,344,970

           The pro forma amounts are more representative and consistent with management's anticipated contribution of revenues from acquired operations in 2000 and beyond than the non pro forma 1999 consolidated results. This is because management intends to expand acquired companies' product and service offerings to the Company's core contract maintenance customers. Doing so will also increase the proportion of non-service revenues of total revenues in future periods.

           The  following   table  shows  the  amounts  each  line  of  business
contributed to total revenues for the years ended December 31, 1999 and 1998.

Business Line Revenue Contributions                     1999         1998

---------------------------------------------------- ----------  ------------
   Equipment Maintenance and Service Revenues        $1,966,114   $1,016,372

---------------------------------------------------- ----------  ------------
   Equipment Sales and Integration Service Revenues    341,548      323,132

---------------------------------------------------- ----------  ------------
   Equipment Supplies and Parts Sales                  169,222       40,537

---------------------------------------------------- ----------  ------------


           Equipment maintenance services accounted for fully seventy-nine percent (79%) of total revenues in 1999 and seventy-four percent (74%) in 1998. Equipment sales and integration services contributed fourteen percent (14%) and twenty-three percent (23%) in 1999 and 1998 respectively. Equipment parts and supplies sales contributed seven percent (7%) of total revenues in 1999 and three percent (3%) in 1998.

           But on a pro forma basis the proportionate percentages are sixty-five percent (65%) and forty- eight percent (48%) for equipment maintenance services in 1999 and 1998 respectively and equipment sales and integration services contributed about eleven percent (11%) in 1999 and fourteen percent (14%) in 1998 and value added equipment supplies and parts sales accounted for twenty-four percent (24%) and thirty-eight percent (38%) in 1999 and 1998 respectively as shown in the following table.

Pro Forma Equipment Service Revenue                              1999            1998

----------------------------------------------------------- --------------- ---------------
   Equipment Maintenance and Service Revenues                 $1,983,166      $1,,016,372

----------------------------------------------------------- --------------- ---------------
   Add Results of Cartridge Care Prior to Purchase Date         125,984         104,247

       Fro Forma Equipment Service Revenue                    $2,109,150      $1,120,619

Pro Forma Equipment Sales & Integration Revenue             1999      1998

-------------------------------------------------------- ---------- ----------
   Equipment Sales and Integration Revenues                341,548   323,132

-------------------------------------------------------- ---------- ----------
   Add Results of Cartridge Care Prior to Purchase Date     -0000     000000

       Fro Forma Equipment Sales Revenue                   341,548   323,132



-------------------------------------------------------- ---------- ----------
   Equipment Supplies and Parts Sales                      152,170    40,537

-------------------------------------------------------- ---------- ----------
   Add Results of Cartridge Care Prior to Purchase Date    583,144   860,682

       Fro Forma Equipment Supplies Revenue               $735,314   $901,219



Equipment Maintenance and Service Revenues

           Most of the 91% increase in service volumes in 1999 compared to 1998 is the result of internally generated new business from existing as well as new customer accounts. Only about ten percent (10%) of the increase in service revenues was contributed by acquired operations. Substantially all this increase was derived from the Company's new sales programs initiated in 1998. The Company's annualized contract service revenues grew from approximately $1.2 million at the end of 1998 to almost $2.6 million at December 31, 1999. Retail industry customers accounted for about seventy-four percent (74%) of equipment maintenance revenues with about twenty-three percent (23%) and two percent (2%) coming from banking and other industry clients respectively. In 1998 substantially all service revenues were derived about equally from retail and banking industry accounts.

           In early 1999 management engaged an outside consultant to evaluate its in-house sales program. As a result the Company adopted a two-tier sales program featuring a limited number of in-house Regions Account Executives supported by an outside contract sales organization already positioned in the retail industry. This organization has an extensive "black book" of existing clients in retailing and accordingly management believes penetration into national accounts in this industry can be accelerated using this two-tier program. The disproportionate increase in retail industry service volumes is indicative of this strategy.

           Prospectively the Company also intends to expand service revenues through its newly acquired network integration and cartridge remanufacturing divisions and is in the process of implementing a coordinated sales effort to expand this service at existing client situations. The new divisions' present Arizona only territory will also be expanded into all the Company's operating territories.

           The Company ended 1999 with a total backlog of renewable contract service revenues of approximately $4.1 million with an annualized book of contract revenue of $2.6 million. In addition to contract equipment service the Company also performs on-call time and materials service work which amounted to less than 10% of total service revenues in 1999 and 1998. This reflects the Company's continuing focus on increasing renewable contract services at the expense of unsolicited on call work.

Equipment Sales and Integration Service Revenues

           The small six percent (6%) increase in equipment sales and integration service revenues for the year ended December 31, 1999 compared to 1998 reflects the historical incidental nature of equipment sales that has existed in the past. Historically equipment sales consisted primarily of banking machine sales to the Company's existing bank customers. In late 1998 and throughout 1999 though as the Company focused its limited sales resources on expanding service operations, equipment sales contribution to total consolidated revenues declined. Sales of this type of equipment decreased fifty-five percent (55%) in 1999 compared to 1998.

           The new LAN/WAN integration acquisition picked up the slack in equipment sales accounting for about eighty-four percent (84%) of total 1999 equipment sales versus only thirty- eight percent (38%) in 1998. While this division will contribute additional sales of PCs/Servers and peripherals prospectively, this type of equipment generally yields very low margins, (5 to 10% on average). Accordingly management is emphasizing the network support and integration services portion of this business with their attendant much higher profit margins. Management is committed to increasing sales of industry specific equipment however in both its retail and financial service industry markets through its emerging in-house equipment sales function and through alliances with equipment dealer/distributor organizations in these industries. Margins on this type of equipment are generally double to triple the margins on PC and peripheral sales.

Equipment Supplies and Parts Sales

           As noted, historically the Company hasn't focused on supplies and parts sales but prospectively management intends to expand this portion of the business. This in fact was the impetuous for the cartridge remanufacturing company's acquisition in September 1999. The increase in 1999 supply sales compared to 1998 totals is all the result of including the cartridge sales of Cartridge Care from the date of purchase.

           On a pro forma basis, supplies and parts sales actually declined sixteen percent (16%) for the year ended December 31, 1999 compared to 1998 and 1998 supply revenues were level with 1997 amounts. The new cartridge remanufacturing acquisition accounts for about ninety-five percent of total pro forma supply and part sales in both 1999 and 1998. The pro forma decline in 1999 compared to 1998 reflects the Company's changed focus away from selling to tiny businesses and individuals; emphasizing large multi-location accounts instead like the Company's core service customers. During the transition overall sales volumes from small accounts were permitted to drop in anticipation of replacing them with larger volume transactions in 2000 and beyond.

           Management intends to substantially expand this division because it's equipment contract maintenance customer have thousands of laser printers under contracts with existing customers, all of which utilize toner cartridges. In this regard management has incorporated a new e-commerce company, GOINK.com, Inc., to be the cartridge divisions on-line Internet fulfillment delivery system. This site will be available to anyone on the Internet in addition to the Company's customer base. The GOINK.com site will be launched in the first quarter of 2000.

Profit Margins

           While overall gross margins remained steady in 1999 compared to 1998, profit margins improved in each business unit over the past two years compared to previous periods except in 1999 equipment sales where profit margins declined compared to 1998.

Gross Profit                                       1999      1998

----------------------------------------------  ---------  ----------
   Service Operations                            $892,058   $409,722

----------------------------------------------  ---------  ----------
   Equipment Sales and Integration Operations      36,186   194,678

----------------------------------------------  ---------  ----------
   Equipment Supplies and Parts Sales              64,544    20,180

----------------------------------------------  ---------  ----------


           Consolidated gross margin percentages were 45% for both years ended December 31, 1999 and 1998 respectively. This is lower than the Company's target margin rate of 50%. The decreased margin percentage reflects the Company's aggressive expansion activities from both in-house generated expansion as well as from acquisitions. The increase in overall gross margin dollars is the result of the Company's expanded level of business volume.

           Service gross margin percentages were 45.3% for the year ended December 31, 1999 compared to only 40% in 1998. While service margins increased in 1999 compared to 1998 and 1997's forty percent (40%) rate, they were still below the Company's hurdle rate of fifty percent (50%) that is the Company's business plan model. This is a function of the Company's significant expansion in service volumes in late 1998 and throughout 1999. To support the higher service volumes the Company invested in additional supervisory staff resources in the second half of 1999 and incurred higher than anticipated new contract startup costs in connection with expanded work for the Company's large Colorado grocery chain, both of which depressed 1999 service margins.

           Management believes service margins higher than the Company's 50% hurdle rate can be prospectively achieved as the business matures. As roll out continues and new business is added, it's not always possible to sustain the 50% hurdle rate. Timing of new business as well as the amount of required spares and parts to support new contracts are variables that directly impact service gross margins. The Company's service model however is based on a 50% service gross margin and management is committed to achieving this rate

           Equipment gross profit was only 10.8% for the year ended December 31, 1999 compared to 60.2% and 40% in 1998 and 1997 respectively. The 10.8% margin is a function of 1) lower equipment sales in the Company's core banking and retail customer sector in 1999 compared to 1998 and 2) low margin PC and peripheral equipment sales of the newly acquired network integration division. With limited resources since the LBO management has focused on expanding its contract service business and accordingly hasn't aggressively pursued equipment sales. The combination of these factors is the primary reason for the unusually low equipment margin in 1999. Prospectively, management anticipates a gross margin rate closer to the Company's historical 30% equipment gross profit.

           As the table bellows shows, on a pro forma basis supplies margins for the year ended December 31, 1999 were 39.6% compared to 43.2% and 38.9% in 1998 and 1997 respectively. The lower margin rate in 1999 is the result of greater numbers of in-house remanufactured shipments versus purchased products in 1998 versus 1999. Margins on purchased cartridges average thirty to thirty-five percent (30 to 35%) whereas margins on in-house produced ones average forty to fifty percent (40% to 50%). Resulting margins therefore are a function of the product mix between in- house versus outside purchased cartridge shipments. Anticipated future margins in the cartridge division are expected to be closer to the thirty to thirty-five percentile as expansion continues. Management believes a greater proportion of purchased cartridges will be required to support the expected expansion of this division, particularly in the on-line Internet fulfillment GOINK.com site.

Pro Forma Parts and Supplies Margins                        1999      1998

--------------------------------------------------------  ---------  ----------
   Equipment Supplies and Parts Margins                    $ 64,544  $ 20,180

--------------------------------------------------------  ---------  ----------
   Add Results of Cartridge Care Prior to Purchase Date    237,933   368,962

       Fro Forma Equipment Supplies Margins                $302,477  $389,142



General and Administrative Costs

           With a eighty-five percent (85%) increase in G&A costs for the year ended December 31, 1999 compared to 1998 this is the one category where costs are significantly out of step with forecasts. Most, approximately seventy-seven percent (77%) of the general and administrative cost increases for the year ended December 31, 1999 compared to 1998 were incurred at OneSource corporate. G&A costs between periods from acquired operations only contributed (23%) in 1999 results and most of these costs were in the new cartridge supplies division.. Most of the dollar increases therefore in both periods is the result of added costs in corporate operations incurred in anticipation of supporting the expected higher level of consolidated operations.

Administrative Costs                               1999                       1998

--------------------------------------  --------------------------- ------------------------
    Officer and Administrative Payroll           $ 486,034                 $ 220,170

--------------------------------------  --------------------------- ------------------------
    Facilities                                    149,704                    52,403

--------------------------------------  --------------------------- ------------------------
    Medical and Casualty Insurance                 71,641                    51,532

--------------------------------------  --------------------------- ------------------------
    Travel and Entertainment                       66,098                    25,597

--------------------------------------  --------------------------- ------------------------
    Legal and Professional Fees                    69,453                    54,644

--------------------------------------  --------------------------- ------------------------
    Other                                          99,482                    77,441

--------------------------------------  --------------------------- ------------------------
         Total                                    $942,412                  $481,774

--------------------------------------  --------------------------- ------------------------


           Four cost categories account for most of the increase above forecast levels in general and administrative costs, 1) officers' and administrative compensation, 2) facilities, 3) travel and entertainment expenses and 4) other costs. Because of the "turnaround" situation following the LBO in 1997, owner officers of the Company didn't draw their full salaries until the second quarter of 1999. A number of additional senior level managers and staff were also added in 1999 as a result of acquisitions and additional staff to support present and anticipated increases in business volumes.

           Much of the increase in facilities costs in 1999 compared to 1998 is due to costs related to relocating and combining all the Company's operations into new facilities in the Scottsdale Airpark. Onetime costs related to the relocation totaled approximately $40 thousand. Higher rents and related utilities associated with the larger facilities also contributed to the increase.

           Additional travel and entertainment cost increases of $34 thousand for the year ended December 31, 1999 compared to 1998 are a function of expanded participation in business development activities in 1999. A number of business development trips that were made during 1999 in anticipation of forging certain new business venture relationships and service industry alliances.

           All the increase in "other" expenses in 1999 compared to 1998 is due to costs incurred in integrating acquired operations into the consolidated group and costs related to relocating. Onetime costs related to assimilating acquired operations amounted to approximately $30 thousand.

Selling Expenses

           Substantially all the cost increases in this category are the result of the Company's implementation of its first selling organization in the second quarter of 1998. During most of 1997 the Company operated without the benefit of any sales effort. An experienced outside sales person was recruited in early 1998 in Colorado to open that territory and in the fourth quarter of 1998 the Company's founder was hired as a sales person for Arizona.
The newly acquired cartridge division also hired a salesperson in the second quarter of 1999. Another Southwest Region Account Executive was added in the June of 1999 as well as an outside contract sales firm. The contract sales organization is compensated on a commission only basis whereas employee salespeople are compensated via salary plus commission arrangements. Management anticipates this cost category will continue to increase proportionally as the Company builds its internal expansion momentum.

Operating Income

           The significant decrease (360%) in operating income for the year ended December 31, 1999 compared to 1998 is the result of higher costs incurred in expanding the overall volume of business operations as well as costs incurred in building the corporate infrastructure need to support the larger and more complex business.

Other Income and Expenses

Income and (Expenses)                  1999                          1998

------------------------- -------------------------------  ------------------------
   Interest Expense                 $ (34,590)                    $ (55,557)

------------------------- -------------------------------  ------------------------
   Other Income                         174                            0

------------------------- -------------------------------  ------------------------


           Interest expense decreased for the year ended December 31, 1999 compared to 1998 because of declines in outstanding interest bearing debt. Also contributing to the decline was a decrease in payment penalties and interest charges associated with vendor purchases. During 1999 the Company focused on improving its procurement systems to assure more timely vendor payments compared to the prior periods and with additional investment capital in 1999 was able to do so and eliminate much of this cost.

Financial Condition

           In addition to improved operations since the LBO in 1997 the Company significantly improved its financial condition during 1999, ending the period with a positive equity position and/or positive working capital balance for the first time since the buy-out.

           To further strengthen the Company's financial condition management has initiated a number of activities to further improve its financial condition. In April of 1999 management received word its application for public trading clearance of the Company's Common Stock had been cleared by the NASD. In May the Company entered into a private placement agreement with a Chicago based investment firm for an infusion of $750 thousand in equity funding over a one year period. The initial advance pursuant to this agreement was received in June of 1999 and a second payment received in

August. At December 31, 1999 $300,000 of this commitment was yet unfunded. With this funding commitment as well as interest in the company from other investment groups and the Company's tradable stock and improving operational results, the Company is better positioned to aggressively pursue its business plan opportunities that it has been at any time in its past.

           The following sets forth selected financial condition information as of December 31 1999 and 1998:


Balance Sheet -                                  1999                        1998

   Working Capital                             $ 115,567                 $ (224,374)

------------------------------------  --------------------------- --------------------------
   Total Assets                                1,697,720                    530,480

------------------------------------  --------------------------- --------------------------
   Debt Obligations                             316,246                     322,894

------------------------------------  --------------------------- --------------------------
   Shareholders' Equity (Deficit)               369,632                    (473,318)

------------------------------------  --------------------------- --------------------------

           As  the  above  table  illustrates  with  the  enhanced   operational
improvements implemented since the buy-out each category of the Company's financial condition improved as of December 31, 1999 compared to prior periods. While cash flow from operations decreased in 1999 compared to 1998, the decrease resulted largely from increased Accounts Receivables and Inventories at December 31, 1999 compared to the same date in 1998 and reflects the Company's increased level of operations in 1999 compared to 1998. Investments from financing activities during the year ended December 31, 1999 enabled the Company to finance this decrease in cash from operations as well as improve the Company's current ratio to a positive 1.12 as of December 31, 1999, up from the December 1998 negative ratio of .68. Total assets tripled in the same period and stockholders equity improved substantially to a positive balance of $369,932 as of December 31, 1999. .

           To further improve the Company's financial position the Company and a group of investors executed an agreement on March 4, 2000 with PF Holdings, Inc.
(PF) to purchase the promissory note held by PF with a face value of $285,000 and accrued interest of $36,972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's common stock with a fair market value on March 4 of $93,438.00. The investor group exchanged the promissory note for 643,944 shares of OneSource stock. The investor's are restricted from selling the combined 818,944 shares of stock for a period of one year. Completion of this transaction enables the Company to now pursue traditional stand-by credit facility financing arrangements with banking institutions.

           As of December 31, 1999 the Company has accrued delinquent payroll taxes, penalties and interest of approximately $210,000. The Company is corresponding with the IRS and attempting to negotiate payment terms. The Company has committed to making certain scheduled payments based on the availability of funds. There can be no assurance however that the IRS will not take other action should the Company fail to make committed payments. Based on present arrangement with the IRS, management believes that the Company will be able to successfully liquidate this liability without incurring any adverse effects on the Company's financial condition from actions of the IRS.

           During 1999 the Company successfully completed two acquisitions with the issuances of shares of the Company's Common stock. While both transactions were completed with stock the company did incur significant non-operating costs of approximately $90,000 for facility relocation and other costs of integrating the operations into the consolidated group. The Company intends to acquire additional companies in the future and will attempt to do so with issuances of the Company's Common stock. To the extent cash is required to finance acquisitions the Company will seek outside capital from investors rather than attempt to finance the cash component from operations.

Impact of the Year 2000 Issue

           The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

           The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The Company has confirmed that its systems are Year 2000 Compliant.

           The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Forward-Looking Statements

           This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3.                        Description of Property

           In September 1999, the Company entered into a lease with EJM Development Co., a California limited partnership for property located at 7419 East Helm Drive, Scottsdale, AZ 85260. This property serves as the Company's headquarters, service dispatch and parts center for all the Company's operations. The lease is for a term of five (5) years, two (2) months, for which the Company pays rent in the amount of $9,025 for the first fourteen (14) months, $9,370 for months fifteen (15) to twenty-six (26), $9,715 for months twenty-seven (27) through thirty-eight (38), $9,995 for months thirty-nine (39) through fifty (50) and $10,270 for months fifty-one (51) through sixty- two
(62).

           The Company owns no real property and its personal property consists of furniture and fixtures, computer, peripheral and other general business equipment utilized in the conduct of the Company's business. The Company also has certain manufacturing equipment it uses in connection with its cartridge remanufacturing operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

           The following table sets forth information as of June 30, 2000, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of              Title of   Amount and Nature of    Percent of
Beneficial Owner                 Class      Beneficial Owner           Class

Jerry M. Washburn(1)(2)          Common     3,300,000                18.8%

William B. Meger(1)              Common     3,285,287                18.7%

Joseph Umbach(1)                 Common       968,609                 5.5%

Maurice Mallette(1)(4)(6)        Common       943,750                   0%

Pasquali Rizzi(1)(6)             Common       943,750                   0%

Donald C. Gause(1)(3)(5)         Common       254,000                 1.4%

Norman E. Clarke(1)              Common             0                   0%

Steven R. Green(1)               Common             0                   0%

Ford L. Williams(1)              Common             0                   0%

All Executive Officers and       Common     7,783,037                44.3%
Directors as a Group
(Seven (7) persons)
----------


(1) The address for each of the above is c/o OneSource Technologies, Inc.,7419 East Helm Drive, Scottsdale, AZ 85260.

(2) In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506,
     Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(3) In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See
     Part I,  Item 5.  "Directors,  Executive  Officer,  Promoters  and  Control
     Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are the LU Shares and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and 243,750 of the remaining shares have been issued. 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item
     6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(5) In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act, Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code,
     Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(6)  Mr. Mallette and Mr. Rizzi have not yet been issued their shares.

           There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

           Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                   Age         Position(s) with Company

Jerry M.  Washburn     56         Chairman, President, CEO
Ford L. Williams       47         Director, Treasurer and Secretary
Maurice E. Mallette    64         Director, President of Subsidiary, Interim VP
Norman E. Clarke       47         Director
Donald C. Gause        41         Director
Steven R. Green        41         Director
William B. Meger       53         Director

           All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

           In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly- owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are the LU Shares and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and 243,750 of the remaining shares have been issued. 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 44-1844(6) of the Arizona Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act,
Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1- 15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 6. "Executive Compensation"; Part I, Item

7."Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Family Relationships

           There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

           Jerry Washburn, age 56, has over thirty (30) years of financial and administrative experience in a variety of business situations. Jerry, a CPA, spent ten (10) years with Arthur Andersen & Co., LLC where among other things he managed two (2) of that firm's Fortune 200 audit clients. Following Andersen, Mr. Washburn served as President of Total Information Systems, Inc., ("TIS") for eight (8) years, during which time he successfully guided this vertical market computer software company from its inception and startup through eventual sale in 1989. At the time of its sale TIS had over three hundred (300) customer installations in forty-one (41) states and five (5) provinces. Prior to joining the Company, he worked for a number of closely held business owners as an advisor on a variety of financial and operational matters. Mr. Washburn has a BS degree in Accounting from Brigham Young University.

           Ford L. Williams, age 47, serves as OneSource's Controller, Secretary/Treasurer and a Director. Mr. Williams has twenty-three (23) years of progressively challenging experience in a variety of senior financial positions. He was Corporate Controller for First Interstate Bank's (now Wells Fargo Bank) Arizona operations. Other noteworthy positions include deputy CFO for a $660 million business bank, international finance controller for Security Pacific Corporation and division auditor with RCA. Mr. Williams holds a BA in Economics from the University of California at Santa Barbara and a Masters in Business
Administration from University of Southern California with an emphasis in financial administration.

           Maurice Mallette, age 64, has over thirty years (30) of administration and operational experience. Maurice, and engineer spent thirty
(30) years with Avon Products Inc. where, among other things, he was responsible for the company's Asian, Latin American and European operations. Maurice has a BS degree in Engineering from the University of Montreal.

           Norman Clarke, age 47, has a diversified background in finance, sales and marketing, specializing in technology companies. Clarke has over twenty years (20) experience in turnaround, venture capital fund-raising and pre IPO situations. Mr. Clarke has held management positions with MCI Corporation, AT&T Corporation, ICOT Corporation and Phoenix based Three-Five Systems, Inc. While at Three-Five Systems Clarke was a key management team member that initiated the company's rapid growth and initial public offering. Clarke has a BA degree from Michigan State University and an MBA from Wayne State University.

           Donald Gause, age 41, has over fourteen years (14) of experience, seven (7) years of which were with Clifton, Gunderson & Co., a regional CPA firm. Don also spent three (3) years as Controller of Blockbuster Video's largest Arizona Franchisee prior to its sale to Blockbuster Corporate. Prior to joining OneSource in the summer of 1998, Don spent three (3) years as Managing Director of a multi-location franchisee of Blimpie Subs & Salads. Gause has a BS degree in Accounting from Arizona State University.

           Steven Green, age 41, has over twenty years (20) experience in investment banking, corporate finance and securities trading. From 1984 to 1990, Green held senior positions with Jefferies & Co., Inc. and Bear Sterns & Co., Inc as an institutional equity block trader assisting risk arbitrageurs, corporate and financial takeover specialists, leveraged buyout groups, pension funds and money managers. In 1990, Steve formed Arcadian Capital, Inc., a boutique investment- banking firm specializing in mergers and acquisitions, initial public offerings, refinancings, recapitalizations and reorganizations. Mr. Green holds a BA from UCLA.

           William Meger, age 53, has over twenty-seven (27) years of experience in the electronics and equipment service industry gained through several positions with a number of business equipment manufacturers prior to founding OneSource in 1984. In addition to assisting with new business development in the banking and retail industries, Meger provides a valuable wealth of knowledge and experience in all facets of the equipment service industry. He is also well known and respected in the banking industry and has a significant network of contacts in that industry.

Item 6. Executive Compensation

The following sets forth the compensation paid to the Company's executive officers.


                                                                              Long-term Compensation
                                           Annual Compensation                Awards          Payouts    Other

                                                                             Restricted       Number of               All Other
                                 Fiscal                                         Stock        Securities/    LTIP       Compen-
Name & Position                   Year    Salary   Bonus        Other          Awards            SARs     Payments     sation
Jerry M. Washburn,                1999    $51,000  $ 0.00       $0.00          $60,000         200,000     $0.00       $ 0.00

     CEO & President              1998    $25,457  $ 0.00       $0.00           $0.00            None      $0.00       $ 0.00

                                  1997    $56,708  $ 0.00       $0.00           $0.00            None      $0.00       $ 0.00

Donald C. Gause,                  1999    $46,200  $ 0.00       $0.00          $75,000         250,000     $0.00       $ 0.00

    Director (former Secretary    1998    $12,250  $ 0.00       $0.00           $0.00            None      $0.00       $ 0.00
and Treasurer)
William B. Meger,                 1999    $24,792  $ 0.00       $0.00           $0.00            None      $0.00       $ 0.00

     Director  and sales person   1998    $ 5,833  $ 0.00       $3,933          $0.00            None      $0.00       $ 0.00

Maurice E. Mallette               1999   37,500     $ 0.00    $0.00             $0.00            None      $0.00       $ 0.00

Daniel C. Webb                    1999    41,500   $ 0.00      $79,800          $0.00            None      $0.00       $ 0.00

    Vice President - Sales        1998    $6,000   $ 0.00      $13,138          $0.00            None      $0.00       $ 0.00

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2)  Mr. Gause started with the Company in June 1998.

(3) During 1998, Mr. Washburn and Mr. Washburn were not paid regular salaries but took draws in lieu thereof as cash flows permitted. The amounts shown as "salaries" represent the total of each officer's draws for 1998.

(4) In addition to his Director position, Meger was employed by the Company as a sales person in 1998 and 1999. Meger's "other compensation" consisted of sales commissions paid for services rendered.

(5) Mallette is President of the Company's wholly owned subsidiary, Cartridge Care, Inc. and a Director of the Company.

(6) Webb started with the Company in mid 1998 and was an officer and director in 1998 and part of 1999 but as of December 31, 1999, he was a commission sales person only. Webb's "other" compensations consisted of sales commissions paid in 1998 and 1999 for services.

(7) None of the Directors are compensated for their Director activities on behalf of the Company.

(8) In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506,
     Section 44-1844(6) of the Arizona Code, Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(9) In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(10) In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are the LU Shares and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and 243,750 of the remaining shares have been issued. 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(11) In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act, Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code,
     Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           The following table sets forth the officers and Directors that were granted stock options in 1999 for share of the Company's Common Stock:

                                                       Option/SAR Grants in 1999
                                                           Individual Grants



                                                            % of Total
                                                       Options/SARs Granted
                           Number of Securities       to Employees in Fiscal    Exercise or Base
      Name & Position      Options/SARs Granted                Year             Price per share      Expiration Date)

Jerry M. Washburn,               200,000                        28.6%               $0.55            15 October 2002

John L. Day                      250,000                      35.7%                 $0.55            15 October 2002
(former off/dir)

Donald C. Gause,                 250,000                      35.7%                 $0.55            15 October 2002



Employee Contracts and Agreements

           The Company has not entered into Employee Agreements with its officers and directors, but intends to enter into formal contracts with each of them in the near future.

Key Man Life Insurance

           The Company intends to apply for Key Man Life Insurance and Officer/Director Insurance upon becoming a reporting company under the 1934 Act.

Employee and Consultants Stock Option Plans

           There is currently no employee nor consultant stock option plan in place, although the Company plans to submit such a plan or plans to the shareholders in the future.

Compensation of Directors

           The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7. Certain Relationships and Related Transactions

           In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

           In April 1999, the Company entered into a share exchange agreement with the shareholders of NE, whereby the Company exchanged 727,946 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities".

           Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.



           In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are the LU Shares and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and 243,750 of the remaining shares have been issued. 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 44-1844(6) of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act,
Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1-15.5(2)&R164-15-2 of the Utah Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

Item 8.  Description of Securities

Description of Capital Stock

           The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of June 30, 2000, the Company had 17,554,160 shares of its Common Stock outstanding and none of its Preferred Stock outstanding.

Description of Common Stock

           All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully- paid and nonassessable.

Dividend Policy

           Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

           Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Transfer Agent and Registrar

           The Transfer Agent and Registrar for the Company's Common Stock is Interwest Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.

                                    PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)         Market Information.

           The Company's Common Stock is presently quoted on the National Quotation Bureau's "Pink Sheets", but it intends to apply to have its Common Stock quoted on the Over the Counter Bulletin Board once its Form 10SB has been accepted.

           The Common Stock of the Company currently is quoted under the symbol "OSTK" and has been since May 1999. The high, low and average bid information for each quarter since May 1999 to the present are as follows:


Quarter                        High Bid       Low Bid     Average Bid

Second Quarter 1999            .625           .25             .438
Third Quarter 1999             .875           .375            .625
Fourth Quarter 1999            .688           .16             .424
First Quarter 2000            1.875           .25            1.063
Second Quarter 2000            .67            .20             .435

           Please  note  that  over-the-counter   market  quotations  have  been
provided herein. The quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions.

(b)        Holders.

           As of June 30, 2000, the Company had 163 shareholders of record of its 17,554,160 outstanding shares of Common Stock, 12,777,341 of which are restricted Rule 144 shares and 4,776,819 of which are free-trading. Of the Rule 144 shares, 6,585,287 shares have been held by affiliates of the Company for more than one (1) year.

(c)        Dividends.

           The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.                        Legal Proceedings

           No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

           None.

Item 4. Recent Sales of Unregistered Securities

           The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

           The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

           The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida

Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

           The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were  not  offered  for  sale  by  means  of  any  form  of  general  or  public
solicitations   or   advertisements;   (iii)  a  legend  was  placed   upon  the
certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

           The Company relied upon Nevada Code Section 90.530(11) for several transactions. In each instance, such reliance is based on the following: the following transactions are exempt from NRS 90.460 and 90.560, except as otherwise provided in this subsection, a transaction pursuant to an offer to sell securities of an issuer if: (a) the transaction is part of an issue in which there are no more than 25 purchasers in this state, other than those designated in subsection 10, during any 12 consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in this state; and (d) one of the following conditions is satisfied: (1) the seller reasonably believes that all the purchasers in this state, other than those designated in subsection 10, are purchasing for investment; or (2) immediately before and immediately after the transaction, the issuer reasonably believes that the securities of the issuer are held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction is part of an aggregate offering that does not exceed $500,000 during any 12 consecutive months. The administrator may by rule or order as to a security or transaction or a type of security or transaction, may withdraw or further condition the exemption set forth in this subsection or waive one or more of the conditions of the exemption. (the "Nevada Exemption").

           Beginning in September 1996 and prior to its acquisition of Micor, the Company sold 1,500,000 shares of its Common Stock to one hundred three (103) investors for $15,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section 4[5/4](G) of the Illinois Code, the Nevada Exemption, Section 59.035(12) of the Oregon Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 5[581-5]I(c) of the Texas Code.

           The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months; (B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time

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



of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

           The facts upon which the Company relied in South Carolina are as follows: (A) The transaction was pursuant to an offer directed by the Company to not more than twenty-five persons in South Carolina during any period of twelve consecutive months; (B) The Company reasonably believed that all the buyers in South Carolina purchased for investment; and (C) No commission or other remuneration was paid or given directly or indirectly for soliciting any prospective buyer in South Carolina. The Company failed to file with the state securities bureau as mandated by the state statute.

           The facts upon which the Company  relied in Tennessee are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

           The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

           In July 1997, the Company entered into a share exchange agreement with Micor and its shareholders. The exchange was made whereby the Company issued 8,500,000 shares of its restricted Common Stock to the shareholders of Micor for all of the issued and outstanding stock of Micor. Jerry Washburn, the current President, Chief Executive Officer and Chairman of the Company, received 3,300,000 shares in connection with such exchange. William B. Meger, a Director of the Company, received 3,285,287 shares. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code,
Section 25103(c) of the California Code, Section 90.530(17) of the Nevada Code and Section 61-1-14(2)(p) of the Utah Code.

           The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

           The facts upon which the Company relied in California are: (A) The transaction was an exchange incident to a merger, or sale of assets in consideration of the issuance of securities of

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another  issuer;  (B) Less than  twenty-five  percent  (25%) of the  outstanding securities of any class, any holders of which received securities in the exchange, were held by persons who had addresses in California, according to the records of Micor; (C) The transaction was not a rollup transaction as defined by
Section 25014.6, nor was it a transaction excluded from the definition of rollup transaction by virtue of paragraph (5) or (6) of subdivision (b) of Section 25014.6.

           The facts upon which the Company relied in Nevada are: (A) The transaction involved the distribution of the securities of an issuer to the security holders of another person in connection with a merger, consolidation, exchange of securities, sale of assets or other reorganization to which the issuer and the other person were parties; and (B) The securities distributed were not required to be registered under the Securities Act of 1933, 15 U.S.C. sections 77a et seq. The Company did not file notice, a copy of the materials by which approval of the transaction was solicited or a fee with the Nevada administrator as required by the statute.

           The facts upon which the Company relied in Utah are: (A) The transaction involved a merger, consolidation, reorganization, recapitalization, reclassification, or sale of assets; and (B) The consideration for which, in whole or in part, was the issuance of securities of a person or persons; and (C) The transaction was incident to a vote of the securities holders of each person involved or by written consent or resolution of some or all of the securities holders of each person involved; and (D) The vote, consent, or resolution was given under a provision in: (a) the applicable corporate statute or other controlling statute; (b) the controlling articles of incorporation, trust indenture, deed of trust, or partnership agreement; (c) the controlling agreement among securities holders; and (E) All persons involved in the transaction were exempt from filing under Section 12(g)(1) of the Securities Exchange Act of 1934. The persons did not, however, file with the division any proxy or informational material, nor did it distribute such materials to the securities holders entitled to vote in the transaction as mandated by the statute.

           In February and March 1998, the Company sold 14,400 shares of its Common Stock pursuant to an Offering Memorandum dated September 17, 1997 to six
(6) investors for a total of $7,200. For such offering,  the Company relied upon
Section 3(b) of the Act, Rule 504, the Florida Exemption, Section 502.203(9) of the Iowa Code, Section 80A.15 Subd.2(a)(1) of the Minnesota Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and
Section 551.23(11) of the Wisconsin Code.

           The facts upon which the Company relied in Iowa are: (1) Sales were made to less than thirty-five (35) purchasers in Iowa, exclusive of purchasers by bona fide institutional investors for their own account for investment in a period of twelve (12) consecutive months; (2) The issue was not an issue of: (a) fractional undivided interests in oil, gas, or other mineral leases, rights, or royalties or (b) interests in a partnership organized under the laws of or having its principal place of business in a foreign jurisdiction; (3) The issuer reasonably believed that all buyers in Iowa purchased for investment; (4) Commission or other remuneration was not paid or given, directly or indirectly, for the sale, except as was permitted by the administrator by rule; and (4) The issuer or a person acting on behalf of the issuer did not offer or sell the securities by any form of general solicitation or advertising.

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



           The facts upon which the Company relied in Minnesota are: (1) No more than ten (10) sales were made pursuant to this exemption, exclusive of sales pursuant to 80A.15 Subd.2(a)(2) during any period of twelve (12) consecutive months except sales registered under the Act or sales exempted by 3(b) of the Act; (2) The seller reasonably believed that all buyers purchased for investment; and (3) the securities were not advertised for sale to the general public in newspapers or other publications of general circulation or otherwise, or by radio, television, electronic means or similar communications media, or through a program of general solicitation by means of mail or telephone.

           The facts upon which the Company  relied in Tennessee are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

           The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

           The facts upon which the Company relied in Wisconsin are: (1) The transaction was pursuant to an offer directed by the offeror to not more than ten (10) persons in Wisconsin, excluding persons exempt under subsection eight
(8) of this section but including persons exempt under subsection ten (10) during any period of twelve (12) consecutive months, whether or not the offeror or any of the offerees was present in Wisconsin; (2) The offeror reasonably believed that all persons in Wisconsin purchased for investment; and (3) no commission or other remuneration was paid or given directly or indirectly for soliciting any person in Wisconsin other than those exempt by subsection eight
(8).
           In July 1998, the Company sold 32,000 shares of its Common Stock to two (2) investors for a total of $8,000. No Offering Memorandum was utilized in connection with this offering. For such offering, the Company relied upon
Section  3(b) of the  Act,  Rule  504,  the  Florida  Exemption  and the  Nevada
Exemption.

           In August 1998, the Company issued 100,000 shares of its Common Stock to one (1) person for legal services performed on behalf of the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

           In September 1998, the Company issued 750,000 shares of its Common Stock to two (2) persons for services rendered to the Company. Donald C. Gause, a Director, received 250,000 of

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



the shares issued. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 14-4-126(f) of the Arizona Code and Section 11-51-308(1)(j) of the Colorado Code.

           For purposes of Section 14-4-126(f) of the Arizona Code, the facts upon which the Company relied are: (i) units were sold to less than thirty-five
(35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising. Although a filing was required by the Rule, none was made.

           For purposes of Section 11-51-308(1)(j) of the Colorado Code, the facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

           In April 1999, the Company issued 500,000 shares of its Common Stock to one (1) entity for services rendered to the Company. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

           In April 1999, the Company sold 2,624,672 shares of its Common Stock to two (2) investors for a total of $800,000. The Company accepted a note receivable from each of the two (2) investors, which notes receivable were due one hundred eighty (180) days from their date of issuance. In July 1999, the Company agreed to extend the repayment term for one (1) investor for an additional three hundred sixty (360) days, which note shall accrue interest at a rate of six percent (6%) annually. In January 2000, the Company agreed to extend the repayment for the other investor such that the note is now payable on demand and bears interest a rate of six percent (6%) annually. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 25102(f) of the California Code and the Nevada Exemption.

           For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) units were sold to not more than thirty-five (35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement. Although the Rule required the filing of notice, none was filed. Failure to file notice did not affect the applicability of the exemption.

           In April 1999, the Company entered into a share exchange agreement with the shareholders of NE, whereby the Company exchanged 727,946 shares of its Common Stock for one hundred

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



percent (100%) of the issued and outstanding stock of NE such that NE became a wholly-owned subsidiary of the Company. The shares in connection with such exchange were not issued until December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code.

           Contemporaneously with execution of the share exchange with NE, the Company signed a redemption agreement which effectively allowed either party to the transaction to rescind the transaction without penalty at any time on or before July 1, 1999. Neither party elected to redeem and the redemption agreement has since expired. Additionally, at the time of the NE share exchange, the Company entered into an employment agreement with Ahlawyss Fulton, which has since expired.

           The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

           In May 1999, the Company entered into a Stock Purchase Agreement with Blackwater wherein Blackwater agreed to purchase 2,905,828 shares of the Company's Common Stock for a total of $750,000. Payments were to be made: A) $105,000 at closing; B) in five (5) monthly installments of $105,000 beginning July 1, 1999 and the first of each month thereafter; and C) a final installment of $120,000. Although Blackwater missed each payment deadline, $620,000 has been funded to date, including $250,000 which Blackwater assigned to a third party investor. To date, only 968,609 shares have been issued to the third party assignee. No shares have yet been issued to Blackwater. Blackwater's shares carry certain registration rights. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and the Florida Exemption.

           In July 1999, the Company sold 50,000 shares of its Common Stock to three (3) investors for a total of $10,000. The Company relied upon Section 4(2) of the Act, Rule 506 and Section 30- 1433A(2) of the Idaho Code.

           The Company relied upon Section 30-1433A(2) of the Idaho Code, although it failed to file a Form D, consent to service of process and to pay the fee required in connection with the filing.

           In September 1999, the Company entered into a share exchange agreement with the shareholders of CC, whereby the Company exchanged 1,887,500 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of CC such that CC became a wholly-owned subsidiary of the Company. Of the 1,887,500 shares to be issued in connection with the exchange, 1,125,000 shares are the LU Shares and the remaining 762,500 shares are not contractually restricted (but are restricted by Rule 144). To date, only 262,500 of the LU Shares and 243,750 of the remaining shares have been issued. 562,500 of the LU Shares and 381,250 of the remaining shares are beneficially owned by Maurice Mallette, a current Director of the Company and the President of CC. For such offering the Company relied upon Section 4(2) of the Act, Rule 506 and Section 44-1844(6) of the Arizona Code.

           The facts upon which the Company relied in Arizona are: The transaction was incident to a statutorily or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders.

           In April 2000, the Company issued 1,281,318 shares of its Common Stock to 30 persons in exchange for services performed on behalf of the Company. Donald Gause, a Director, received 4,000 shares in connection with such issuance. For such offering, the Company relied upon Section 4(2) of the Act,
Section 506, Section R14-4-140 of the Arizona Code, Section 25102(f) of the California Code, Section 11-51-308(1)(p) of the Colorado Code, Section 90.532 of the Nevada Code, Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 and Section 61-1-15.5(2)&R164-15-2 of the Utah Code.

           The facts upon which the Company relied upon for purposes of Section 14-4-140 of the Arizona Code are: (i) offers by the issuer were made only by the Company's employees, officers and directors who were not retained for the primary purpose of making offers; (ii) the sale of securities did not exceed $1,000,000; (iii) the Company was not a development stage company with no specific business plan or a development stage company that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; (iv) offers specified that they would be made only to accredited investors and sales were made only to accredited investors; (v) a legend was placed on all offering documents; and
(vi) the issuer, any of its predecessors, affiliates, directors, officers, beneficial owners of ten (10) percent or more of any class of its equity securities did not fall within the disqualification provisions.

           For purposes of Section 25102(f) of the California Code, the facts upon which the Company relied are: (i) shares were sold to not more than thirty-five (35) persons, including persons not in California; (ii) all purchasers had a preexisting relationship with the offeror or its officers, directors or by reason of business or financial experience or by reason of their professional advisors had the capacity to protect their own interests; (iii) each purchaser represented that they were purchasing for their own account and with a view to or for sale in connection with any distribution; and (iv) the offer and sale were not accomplished by the publication of any advertisement.

           For purposes of Section 11-51-308(1)(p) of the Colorado Code, the facts upon which the Company relied are: (1) The transaction was in compliance with an exemption from registration with the Securities and Exchange Commission under section 3(b) or 4(2) of the Act pursuant to regulations adopted thereunder by the Securities and Exchange Commission; and (2) The Company filed notice with the securities commissioner of Colorado and paid an exemption fee.


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



           For purposes of Section 90.532 of the Nevada Code, the facts upon which the Company relied are: (1) The securities were those set forth is Section 18(b)(4)(D) of the Act; and (2) The Company filed notice with the State of Nevada and a fee.

           For purposes of Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2, the facts upon which the Company relied are: The Company filed notice with the New Mexico administrator, a consent to service of process and a fee.

           For purposes of Section 61-1-15.5(2)&R164-15-2 of the Utah Code, the facts upon which the Company relied are: The Company filed notice, a consent to service of process and a fee as proscribed by the statute.

Item 5. Indemnification of Directors and Officers

           The Company's Articles of Incorporation provide that: To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its Bylaws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and to procure policies of insurance at this Corporation's expense.

            The Corporation shall, to the fullest extent permitted by the provisions of ss.145 of the General Corporation law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall insure to the benefit of the heirs, executors, and administrators of such a person.

           The Company's Bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.


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The Delaware  Corporation Law provides  inss.145.  Indemnification  of Officers,
Directors, Employees and Agents; Insurance that:

           (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a director, officer, employee or agent of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgements, fines and amounts paid or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

           (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matters as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or such other court shall deem proper.

           (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

           (d) Any indemnification under subsections (a) and (b), (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

           (e) Expenses (including attorneys' fees) incurred by an officer or director on defending any civil, criminal, administrative, or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

           (f) The indemnification and advancement of expenses provided by, or granted pursuant to, other subsections of the section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement , vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

           (g) A corporation shall power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee of agent or the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

           (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constitutent corporation if its existence had continued.

           (i) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes a duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner be reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

           (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (As amended by Ch. 186, Laws of 1967, Ch. 421, Laws of 1970, Ch. 437, Laws of 1974, Ch. 25, Laws of 1981, Ch. 112, Laws of 1983, Ch. 289, Laws of 1986, Ch. 376, Laws of 1990, and Ch. 261, Laws of 1994.)

PART F/S

           The Financial Statements of the Company required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                          ONESOURCE TECHNOLOGIES, INC.



                     Consolidated Financial Statements as of
                           December 31, 1999 and 1998
                        And Independent Auditors' Report

ONESOURCE TECHNOLOGIES, INC.



TABLE OF CONTENTS

                                                                      Page

INDEPENDENT AUDITORS' REPORT                                           F-1

CONSOLIDATED BALANCE SHEETS
           AS OF DECEMBER 31, 1999 AND 1998                            F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR
           THE YEARS ENDED DECEMBER 31, 1999 AND 1998                  F-3

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
           EQUITY (DEFICIT) FOR THE YEARS ENDED
            DECEMBER 31, 1999 AND 1998                                 F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
            THE YEARS ENDED DECEMBER 31, 1999 AND 1998                 F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
           THE YEARS ENDED DECEMBER 31, 1999 AND 1998                  F-7

                         INDEPENDENT ACCOUNTANTS' REPORT




To the Stockholders and Board of Directors of
           OneSource Technologies, Inc.:

We have audited the accompanying balance sheet of OneSource Technologies, Inc. as of December 31, 1999 and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneSource Technologies, Inc. as of December 31, 1999, and the results of its operations and cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 9 to the financial statements, the presentation for the year ended December 31, 1998 is restated to reflect the retroactive result of the acquisition of Net Express, Inc. under pooling of interests accounting.




/s/  King, Weber & Associates, P.C.
Tempe, Arizona
April 21, 2000

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31

                                                                                1999                1998 (Note 9)
                                                                       ----------------------  -----------------------
ASSESTS
CURRENT ASSESTS:
Cash                                                                   $              37,692    $              49,544
Accounts receivable                                                                  460,121                  220,282
Inventories                                                                          368,898                  165,905
Stock subscription recivable                                                         220,000                        -
Other current assests                                                                 34,061                   20,799
           Total current assests                                                   1,120,772                  456,530

PROPERTY AND EQUIPMENT, net of accumulated depreciation                              218,753                   53,528

DEFERRED INCOME TAXES                                                                 17,766                        -

GOODWILL, net of accumulated amortization of $4,763                                  269,901                        -

OTHER ASSETS                                                                          88,294                   20,692

TOTAL ASSESTS                                                          $           1,715,486                  530,480
                                                                       ======================  =======================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
CURRENT LIABILITIES:
Accounts payable                                                        $            345,718                  129,700
Accrued expenses and other liabilities                                               338,593                  281,223
Deferrred revenue                                                                    210,036                  182,018
Bank lines of credit                                                                  88,837
Current portion capital leases                                                         5,496
Current portion of long-term debt                                                     68,043                   87,963
Total current liabilities                                                          1,056,723                  680,904

CAPITAL LEASES-LONG TERM PORTION                                                       6,637
NOTES PAYABLE-LONG TERM PORTION (Note 5)                                             316,246                  322,894

Total Liabilities                                                                  1,379,606                1,003,798
                                                                       ----------------------  -----------------------
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred  Stock,  $.001 par value,  1,000,000
   shares  authorized,  none issued
Common Stock, $.001 par value, 20,000,000 shares
   authorized, 14,549,230 and 11,623,281 issued
   at December 31, 1999 and 1998 respectively, and
   3,876,802 subscribed but not issued shares at December 31, 1999                    14,549                   11,623
Paid in Capital                                                                    1,687,877                 (358,736)
Treasury Stock, 500,000 shares at $0 cost                                                  -                        -
Stock subscription                                                                (1,055,000)                       -
Accumulated deficit                                                                 (311,546)                (126,205)
          Total stockholders' equity (deficit)                                       335,880                 (473,318)
                                                                       ----------------------  -----------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $          1,715,486    $             530,480
                                                                       ======================  =======================

   The accompanying notes are an integral part of these financial statements.
                                       F-2

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31


                                                                1999                      1998
                                                                                        (Note 9)
                                                    ---------------------       ------------------------
REVENUE, net                                        $          2,476,884        $          1,380,041

COST OF REVENUE                                                1,484,096                     755,461
                                                    ---------------------       ------------------------

        GROSS PROFIT                                             992,788                     624,580

GENERAL AND ADMINISTRATIVE EXPENSES                              942,412                     481,774

SELLING AND MARKETING EXPENSES                                   229,462                     138,863
                                                    ---------------------       ------------------------

        Operating (loss) income                                 (179,086)                      3,943
                                                    ---------------------       ------------------------
OTHER INCOME (EXPENSE)

    Interest expense                                             (24,195)                    (55,557)
    Other income                                                     174
                                                    ---------------------       ------------------------
        Total other (expense)                                    (24,021)                    (55,557)
                                                    ---------------------       ------------------------

  LOSS BEFORE INCOME TAXES                                      (203,107)                    (51,614)

 INCOME TAX BENEFIT                                               17,766                           -
                                                    ---------------------       ------------------------

        NET LOSS                                   $            (185,341)       $            (51,614)
                                                   ======================       ========================

NET Loss Per Share:
        Basic                                      $            (0.02)             $ (*)
        Diluted                                    $            (0.02)             $ (*)
Weighted Average Shares Outstanding:
        Basic                                      11,878,710                      11,007,952
        Diluted                                    11,878,710                      11,007,952
* Less than $(0.01) per share.



                     The accompanying notes are an integral
                      part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                         Stock         Paid-in
                                                 Common Stock            Subscription  Capital      Accumulated
                                            Shares            Amount     Receivable    (Deficit)    Deficit           Total
                                            -------------------------    ------------  ----------   ------------      -------------
BALANCE
     DECEMBER 31, 1997 (Note 9)              10,726,881      $ 10,727                  $(423,165)   $  (74,591)       $  (487,029)

Stock issued for cash                            14,400            14                      7,186                            7,200

Stock issued for trade payables                  32,000            32                      7,968                            8,000

Stock issued for legal services                 100,000           100                     24,900                           25,000

Stock issued to employee as compensation        750,000           750                     24,375                           25,125

Net Loss                                                                                               (51,614)           (51,614)
                                          -------------  -------------- ------------  -----------   ------------      -------------
     DECEMBER 31, 1998                       11,623,281    $   11,623                  $(358,736)   $ (126,205)       $  (473,318)
                                          -------------  -------------- ------------  -----------   ------------      -------------
Stock for acquired companies                  1,163,888         1,164                    368,773                          369,937

Stock Subscribed for Notes Receivable         3,124,672         3,125      (925,000)     921,875

Stock issuances for cash                        108,333           108                     29,892                           30,000

Investment Group Funding subscription -       2,905,828         2,906      (750,000)     747,094
Funded subscriptions                                                        400,000                                       400,000
Subscriptions funded after December 31,                                     220,000                                       220,000
1999
                                            (3,876,772)        (3,877)                     3,877
Stock subscribed not issued
                                                                                         (25,398)                         (25,398)
Capital placement fees
Net loss                                                                                (185,341)     (185,341)

Reacquired shares                             (500,000)         (500)                        500
                                          -------------  -------------- ------------  -----------   ------------      -------------
     BALANCE, December 31, 1999              14,549,230  $    14,549    $(1,055,000)  $1,687,877    $ (311,546)       $   335,880
                                          -------------  -------------- ------------  -----------   ------------     --------------



                          The accompanying notes are an
                  integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE THREE MONTHS ENDED DECEMBER 31

                                                                                      1999                     1998
                                                                                --------------          -------------------
                                                                                                        (Note 9)
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net loss                                                                    $    (185,341)          $    (51,614)

    Adjustments to reconcile net loss to net cash provided (used) by operations

    Depreciation and goodwill amortization                                             30,514                 22,068

    Gain on retirement of debt                                                         (5,000)
    Stock issued for legal fees                                                                               12,500

    Stock issued to employees as compensation                                                                 25,125

    Changes in assets and liabilities (net of acquisitions):

        Accounts receivable                                                          (163,382)               (43,101)

        Inventory                                                                    (151,109)               (83,011)

        Other current assets                                                           (8,440)               (13,798)
        Accounts payable                                                              (77,100)                23,510

        Accrued expenses and other liabilities                                        146,041                112,910

        Deferred revenue                                                               32,267                 64,138

            Net cash provided (used) by operating activities                         (387,635)                68,727
                                                                                ----------------        -------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of property and equipment                                               (44,919)               (23,999)



            Net cash provided (used) by investing activities                          (44,919)               (23,999)
                                                                                ----------------        -------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from notes payable                                                                                  40,500

 Payments on notes payable and capital leases                                          24,000                (46,618)

 Net receipts on line of credit                                                       (73,737)

 Funds received for stock subscriptions                                                65,837
 Issuance of common stock (net of capital placement fees)                             404,602                  8,000

            Net cash provided (used) by financing activities                          420,702                  1,882
                                                                                ----------------        ------------------



INCREASE (DECREASE) IN CASH                                                           (11,852)                46,610

CASH, January 1                                                                        49,544                  2,934
                                                                                ----------------        -------------------

CASH, March 31                                                                  $      37,692             $   49,544
                                                                                ----------------        -------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
          Interest paid                                                         $      16,989             $   22,870
                                                                                ================        ===================



   The accompanying notes are an integral part of these financial statements.
                                       F-5

ONESOURCE TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE THREE MONTHS ENDED DECEMBER 31
--------------------------------------------------------------------------------
                                                                             1999         1998
                                                                        ----------------  ------------
SUPPLEMENTAL SCHEDULE OF NONCASH

                       INVESTING AND FINANCING ACTIVITIES:
           Fair value of Cartridge Care net assets
             Acquired for common stock                                     $ 369,937
                                                                           =========

           Property and equipment acquired under
             capital leases and notes payable                              $  65,567
                                                                           =========

           Sale of vehicle at net book value to employee in
             exchange for note. Basis of vehicle $20,650,
             accumulated depreciation $14,176                              $    6,474
                                                                           ==========

           Common stock issued in exchange for
             legal services and trade debt                                                   $  33,000
                                                                                             =========

           Common stock issued to employees as
             compensation                                                                    $  25,125
                                                                                             =========




   The accompanying notes are an integral part of these financial statements.

ONESOURCE TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1999 AND 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION

      OneSource Technologies, Inc. (the "Company") is a general office and industry specific equipment repair and maintenance service company. Service work is performed pursuant to renewable term contracts and on-call relationships with customers. The Company's customers are primarily in banking and retail businesses located in the western and southwestern United States.

      The accompanying financial statements represent the financial position and results of operations of OneSource Technologies, Inc., Cartridge Care, Inc. and Net Express, Inc. on a consolidated basis. The 1998 consolidated amounts have been restated to include the figures of Net Express. Operating results of Cartridge Care for the period from October 1, 1999 (acquisition date) to December 31, 1999 are included in OneSource's operating results for the year ended December 31, 1999 (Note 9).


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

      Inventories consist primarily of used equipment, new and used parts and supplies and are stated at the lower of cost (specific identification) or market. Cartridge Care inventories consist of raw materials and finished goods, consisting of remanufactured toner cartridges. Cartridge Care inventories are stated on a FIFO basis.

      Property  and  equipment  is  recorded  at  cost  and   depreciated  on  a
      straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

      Goodwill - Costs in excess of the fair values assigned to the underlying net assets of acquired companies are being amortized on the straight-line method over fifteen (15) years.

      Revenue recognition - The Company recognizes revenue on contracts pro rata over the term of the contract or when the service is performed depending on the terms of the agreement with customers. Sales of parts and equipment are recognized when shipped or installed. Deferred revenue is recorded for advanced billings and cash receipts prior to revenue recognition under a pro rata basis under the terms of service contracts.

      Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109,
      Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

      Advertising expenses- The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 1999 and 1998 were $18,001 and $0 respectively.

      Financial Instruments - Financial instruments consist primarily of cash, accounts receivable, stock subscription receivable and obligations under accounts payable, accrued expenses, debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

      Principles of Consolidation - The accompanying financial statements include the accounts and balances of OneSource Technologies, Inc. and its two subsidiaries Cartridge Care and Net Express. All significant intercompany balances and transactions have been eliminated.

      Net Loss per share - Net loss per share is calculated using the weighted average number of shares of Common Stock outstanding during the year. Debt convertible to 570,140 shares of Common Stock and partially paid Common Stock subscriptions of 5,449,334 shares were excluded from the computation of diluted loss per share because the inclusion of such would be anti-dilutive.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      3.   INVENTORIES

Inventories consisted of the following at December 31:
                                                       1999           1998

            Finished Goods (toner cartridges)          $    4,867
            Equipment                                      55,429     $  51,404
            Parts                                         308,558       103,158
            Supplies                                       16,584        18,961
            Less: Allowance for obsolescence              (16,540)       (7,618)
                                Total inventory        $  368,898     $ 165,905
                                                         ========      ========

      There are slow-moving inventories, which consist primarily of parts removed from larger pieces of equipment and stored until needed for future jobs. Costs are allocated to these items as components of the larger piece of equipment from which they were removed. Much of this inventory has been allocated minimum costs and management believes market value exceeds recorded costs.

4.   PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at December 31:

                                                1999                  1998
                                             ----------          -----------
Equipment                                    $ 113,715           $  41,044
Furniture, fixtures and other                  100,527              32,978
Vehicles                                        75,363              40,932
Leasehold improvements                          10,816               8,397
Total                                          300,421             123,351
Less accumulated depreciation                  (81,668)            (70,093)
Property, machinery and equipment - net      $ 218,753           $  53,258
                                             =========            =========

      Depreciation expense for the years ended December 31, 1999 and 1998 was $ 25,751 and $17,050 respectively.

5.   NOTES PAYABLE

      Notes payable at December 31consisted of the following:

                                                                                         1999                1998
                                                                                     -----------         ------------
                                                                                                            (Note 9)
Bank note payable, collateralized by accounts receivable, inventories and property and equipment, interest at prime plus 2% (9.75% at December 31, 1999)
principal payments of $2,778 plus interest are due monthly, due August 2000          $ 30,554            $  58,335

Notes payable, collateralized by vehicles, interest from 8% to 12%, total
monthly installments of $2,058 from April 2000 through May 2002                        46,948               21,067

Notes payable, unsecured, interest at 9% to 10%, convertible to stock,
due on demand                                                                          24,000               38,668

Note  payable  to  shareholder,  unsecured,  interest  at 6%,  monthly  interest
payments only, converted to 60,000 shares of OneSource stock April 2000                30,000               40,000

Note payable to Company's former parent company in connection with the management buy-out of the Company. Stated face value, $285,000; stated
interest rate of 5%. The note was discounted at 9% and based on the scheduled principal and interest payments. The discounted value of the note was determined to be $252,787. The debt was
extinguished March 4, 2000 (see Note 15 - Subsequent event)                           252,787              252,787

                                                                  Total               384,289              410,857

                                                   Less current portion                68,043               87,963

                                                      Long-term portion             $ 316,246            $ 322,894
                                                                                    =========            =========

The bank note payable is personally guaranteed by the Company's officers. Future maturities of principal at December 31, 1999 are as follows:

           2000                   $ 68,043
           2001                      7,919
           2002                     17,890
           2003                      4,079
           2004                    286,358
                                  ----------
                     Total        $384,289



6.   LINES OF CREDIT

      The company has various revolving line of credit agreements with banks totaling $100,000 with interest ranging from 9.75% to 18%. At December 31, 1999 the Company had utilized $88,837 of the total $100,000 credit facility.
                                       F-9

7.   INCOME TAXES

      The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended December 31, consisted of the following:

                                                  1999               1998
                                               ---------           --------
Current tax provision (benefit)               $ (67,948)           $(9,645)
Deferred tax provision (benefit)                 50,182              9,645
                                               ---------           --------
      Total income tax provision (benefit)    $ (17,766)           $     0
                                               ---------           --------


      Deferred tax assets of $194,000 and $122,000 at December 31, 1999 and 1998 respectively relate primarily to federal net operating loss carryforwards of $485,000, and state operating loss carryforwards of $585,000 at December 31, 1999, and $305,000 and $406,000 respectively at December 31, 1998. The carry forwards expire from 2000 through 2019. Approximately $17,000 of the deferred tax asset at December 31, 1999 relates to allowances on accounts receivable and inventories. At December 31, 1999 there is a deferred income tax liability of $2,689 that relates to book and tax differences for property, equipment and intangibles. The net deferred income tax asset of $191,000 at December 31, 1999 is partially offset by valuation allowance of $174,000. The valuation allowance on the net deferred income tax asset increased by $52,000 and $11,000 in the years ended December 31, 1999 and 1998 respectively.

      Reconciliation of statutory and effective tax rates:

                                            1999                    1998
                                        -----------            -------------
Federal                               $(64,420) (31%)         $(7,742) (15%)
State                                  (16,240) ( 8%)          (4,129) ( 8%)
Valuation allowance                     51,928   25%           11,410   22%
Miscellaneous                           10,966    5%              461    1%
                                     ========= ======          ======  ====
                                     $(17,766)  (9)%          $     0    0%


8.   LEASES

Operating Leases

      The Company leases its facilities under long-term operating leases that expire through 2004. Rent expense under these leases was $98,577 for the year ended December 31, 1999. Minimum annual lease payments under these agreements are as follows:

      Years ended December 31:

       2000                    $122,788
       2001                     117,330
       2002                     117,140
       2003                     120,490
       2004                     102,700
                              -----------
                               $580,448

    Capital leases


     The Company entered into several capital leases for equipment. The following presents future minimum lease payments under capital leases by year and the present value of minimum lease payments as of December 31, 1999:

    Year ended December 31, 1999:

            2000                                  $   6,770
            2001                                      4,791
            2002                                      2,693
          --------------------------------------------------
      Total minimum lease payments                   14,254
      Less amount representing interest               2,121
                                                  ---------
      Present value of minimum lease payments        12,133
      Current portion                                 5,496
                                                  ---------
      Long-term portion                           $   6,637
                                                  =========

      Assets capitalized under the capital lease total $16,098 and related accumulated amortization of $1,610.

9.   BUSINESS ACQUISITIONS

      The Company acquired Net Express, Inc. ("Net Express") on April 15, 1999 by issuing 727,946 shares of the Company's common stock for 100% of the outstanding stock of Net Express. The transaction is accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the combination to include the combined financial position and operating results of the Company and Net Express. The officers and management of Net Express remain with the Company. Net Express is a computer equipment reseller and network integration company.

      The following table presents a reconciliation of the net revenues and net loss previously reported by the Company and for the current period prior to the combinations:

                                                       Period January 1, 1999
                                      Year ended        to  April 15, 1999
                                   December 31, 1998      (Unaudited)
Net Revenues:
    OneSource Technologies, Inc.     $ 1,191,068          $   472,197
    Net Express                          188,973               98,888
              Combined               $ 1,380,041          $   571,085
                                     ===========          ===========
Net (Loss) Income:
   OneSource Technologies, Inc.     $    (55,766)         $       936
   Net Express                             4,152                3,632
             Combined               $    (51,614)         $     4,568
                                    =============         ===========

      For the period prior to the merger there were no inter-company transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.

      The Company acquired Cartridge Care, Inc. ("Cartridge Care") on September 30, 1999. The Company issued 1,163,888 shares of common stock for all the outstanding stock of Cartridge Care. The acquisition of Cartridge Care was accounted for under the purchase method. The $369,937, ($0.318 per share) value of the transaction was determined on the basis of recent private placements of the Company's common stock, taking into consideration contractual and legal restrictions related to these private transactions and management's present assessment of the affect on the value of this transaction of post purchase adjustments currently being negotiated. Following the close of the purchase, OneSource agreed to assume additional liabilities arising from operational losses and relocation costs of Cartridge Care in exchange for the return of a portion of the shares originally tendered, see Note 12. Goodwill of $274,664 associated with the purchase is being amortized over fifteen (15) years. Officers and management of Cartridge Care remain with the Company and Cartridge Care is being operated as a separate subsidiary of OneSource. Cartridge Care is a toner cartridge re-manufacturer.

      The purchase price contains a contingency whereby the sellers may receive an additional 723,612 shares of the Company's common stock (see Note 12). Those shares are non-voting and are being held in escrow pending the resolution of the contingency.

      Had the Cartridge Care acquisition occurred at the beginning of 1999, revenues and net loss would have been $3,186,012 and $191,237 ($0.01 per share) as of December 31, 1999 (unaudited).

10.  CONCENTRATION OF CREDIT RISK

      Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Approximately $ 244,500 of the accounts receivable balance at December 31, 1999 is due from five (5) customers.

11.   EMPLOYEE BENEFIT PLAN

      The Company provides benefits through a 401(k) plan for all full time employees who have completed six months of service and are at least 21 years of age. Contributions to the plan are at the discretion of the Board of Directors. The Company made no contributions to the plan for the years ended December 31, 1999 and 1998.


12.  COMMITMENTS AND CONTINGENCIES

      A former employee has filed a complaint against the Company for a claim of allegedly unpaid sales commissions of $25,620. The Company has attempted to settle with this former employee but believes the individual has significantly inflated the claim and that the former employee cannot substantiate the amount of the claim. The Company and its counsel believe that it has a substantial defense due to numerous inconsistencies and the former employee's lack of substantiation. The Company intends to vigorously defend this case. The Company and its counsel do not believe that the outcome of this case can yet be determined. The Company has accrued $2,300 with respect to this claim. If the court determines that the Company did not act in good faith with respect to this former employee's claim, the potential damages may be trebled.

      The purchase agreement for Cartridge Care contains a contingency for an additional 723,612 shares of the Company's common stock to be issued pending resolution of the contingency. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to escrow the 723,612 shares of the Company's stock on the pending the results of the litigation. The ultimate resolution of this matter could result in an increase of the purchase price of Cartridge Care, which would increase the basis of the net assets acquired. The recorded purchase price reflects management's current best estimates of what the final figure will be.

     The Company has accrued delinquent payroll taxes, penalties and interest of approximately $210,000 at December 31, 1999. The Company is corresponding with the IRS and is attempting to negotiate payment terms. The Company has committed to making certain scheduled payments based on the availability of funds. There can be no assurance however that the IRS will not take other action should the Company fail to make committed payments.


13.  MAJOR CUSTOMERS

           Approximately 50% of the Company's revenue was generated from six customers for the year ended December 31, 1999, the largest customer accounting for approximately 25%. For the year ended December 31, 1998 about 38% of the Company's total revenues were derived from eight customers with the largest contributing approximately 9%.


14.  BUSINESS SEGMENTS

      The Company's revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. . While three revenue streams accrue, all operations share common personnel, processes, assets, facilities, capital resources and strategic management. Accordingly, any allocation of costs and expenses between segments in an attempt to determine net incomes for each would be arbitrary and therefore potentially misleading.

      Following are the revenues contributed by each of these categories in the past two years:

                                                       1999              1998
Equipment maintenance service revenues               $1,966,114       $1,016,372
Equipment sales and integration services revenues       341,548          323,132
Equipment supplies and parts sales                      169,222           40,537
                                                     $2,476,884       $1,380,041
                                                     ==========       ==========

15.  SUBSEQUENT EVENT

      On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36, 972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's common stock with an estimated fair market value on March 4, 2000 of $93,438. Following the purchase and assumption of the note the investor group exercised the conversion feature in the note for 643,944 shares of the Company's Common stock. The investor's are restricted from selling any of the combined 818,944 shares of stock for a period of one year.

16.  STOCKHOLDERS' DEFICIT

      The Company reacquired 500,000 shares from one of the founding shareholders of the Company. The shares were reacquired in settlement of disputes with the former shareholder and the transaction was recorded at no cost.

      The Company obtained several subscriptions for its common stock totaling 6,030,500 shares during the year ended December 31, 1999. Of the total shares subscribed, 3,876,772 were not yet issued at December 31, 1999. Subsequent to December 31, 1999, $220,000 of the subscriptions were funded representing payment for 852,376 shares. The remaining balance of 3,656,000 shares is subscribed for $1,055,000.


*  *  *  *  *  *

                        PROFORMA INFORMATION (UNAUDITED)

The accompanying Pro Forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had this transaction occurred at the beginning of the period presented. The accompanying Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the historical financial statements and related footnotes of OneSource Technologies, Inc.

In September 1999 the Company purchased all the outstanding stock of Cartridge Care, Inc., (Cartridge Care) in exchange for 1,887,500 shares of OneSource Technologies, Inc. common stock. The transaction was accounted for as a purchase. Since the date of acquisition the Company has funded the facilities relocation costs and operating losses of Cartridge Care. It is anticipated that these costs as well as ongoing funding requirements will result in an adjustment of the purchase price of the acquisition.

In as much as the Company's stock was thinly traded at the time of the purchase, the underlying value, ($369,937 or $0.318 per share) ascribed to the shares tendered was based on share values utilized in a number of independently negotiated capital funding transactions with third party investors. At December 1999 the value assigned to the purchase reflects management's current best estimate of what the adjusted purchase price will be based on all presently available facts.


                                                 Historical           Cartidge Care
                                                 OneSource            December 31,     Pro Forma       Pro Forma
                                                 December  31, 1999   1999             Adjustments     Combined
                                                 --------------     --------------    -------------  --------------
REVENUE, net                                      $   2,336,536       $    849,476    $ (21,996)(3)  $    3,186,012
COST OF SERVICE                                       1,407,242            499,359      (19,524)(3)       1,906,601
                      GROSS PROFIT                      929,294            350,117          (2,472)       1,279,411
                                                 --------------     --------------    -------------  --------------
OPERATING EXPENSES                                    1,006,963            445,086                        1,452,049
Amortization of goodwill                                                                  14,289(1)          14,289
Depreciation on increased basis of
equipment                                                                                  5,322(2)           5,322
                    Operating income                   (77,669)           (99,969)         (22,083)       (194,721)
                                                 --------------     --------------    -------------  --------------
OTHER INCOME (EXPENSE)
Interest (income) expense                                22,820                979                           23,799
Other (income) expense                                    (174)           (27,109)                         (27,283)
                                                 --------------     --------------    -------------  --------------
                  Total other expense                    22,646           (26,130)                -         (3,484)
                 NET INCOME                      $    (100,315)      $    (68,839)     $   (22,083)       (191,237)
                                                 ==============     ==============    =============  ==============


Note1: Pro Forma Adjustments
The following is a description of each of the pro forma adjustments: (1) Amortization of goodwill over 15 years (2) Depriciation on adjusted basis of equipment purchased (3) Elimination of inter-company revenues and profits

                              CARTRIDGE CARE, INC.



                           Financial Statements as of
                                December 31, 1998
                        And Independent Auditors' Report

CARTRIDGE CARE, INC.



TABLE OF CONTENTS

                                                              Page

AUDITORS' REPORT                                              F-1

BALANCE SHEET AS OF DECEMBER 31,1998                          F-2

STATEMENT OF OPERATIONS FOR
           THE YEAR ENDED DECEMBER 31,1998                    F-3

STATEMENT OF CHANGES IN STOCKHOLDERS'
           EQUITY FOR THE YEAR ENDED DECEMBER 31 1998         F-4

STATEMENT OF CASH FLOWS FOR
            THE YEAR ENDED DECEMBER 31,1998                   F-5

NOTES TO FINANCIAL STATEMENTS                                 F-7

                         INDEPENDENT ACCOUNTANTS' REPORT




To the Stockholders of
    Cartridge Care, Inc.:

We have audited the accompanying balance sheet of Cartridge Care, Inc. as of December 31, 1998 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cartridge Care, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.





/s/  King, Weber & Associates, P.C.
Tempe, Arizona
May 25, 2000

CARTRIDGE CARE, INC.
BALANCE SHEET
DECEMBER 31, 1998
------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash                                                                          $100
  Accounts receivable                                                         49,797
  Inventories                                                                 34,985
  Other current assets                                                         5,249
                                                                      --------------
              Total current assets                                            90,131

PROPERTY AND EQUIPMENT, net of depreciation                                   69,444

OTHER ASSETS                                                                   9,569

TOTAL ASSETS                                                                $169,144
                                                                     ---------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                                                           $86,071
  Accrued expenses and other liabilities                                      19,927
  Deferred revenue                                                            15,805
  Bank lines of credit                                                        39,983
  Current portion of notes payable                                             3,218
  Income taxes payable                                                        13,655
  Deferred income taxes                                                        4,292
                                                                     ---------------
Total current liabilities                                                    182,951

NOTES PAYABLE - LONG-TERM PORTION                                              1,346

                                                                     ===============
              Total liabilities                                              184,297
                                                                             -------

STOCKHOLDERS' EQUITY

  Common Stock, no par value, 150 shares issued and authorized,               38,663

  Accumulated deficit                                                       (53,816)
                                                                     ---------------
              Total stockholders' equity                                    (15,153)

LIABILITIES AND STOCKHOLDERS' EQUITY                                        $169,144
                                                                     ---------------



   The accompanying notes are an integral part of these financial statements.
                                       F-2

CARTRIDGE CARE, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
REVENUE, net                                                 $964,930

COST OF REVENUE                                               565,090
                                                    -----------------

                         GROSS PROFIT                         399,840

GENERAL AND ADMINISTRATIVE EXPENSES                           306,878

SELLING AND MARKETING EXPENSES                                 61,481
                                                    -----------------

                         Operating income                      31,481

OTHER INCOME (EXPENSE)

                         Other income                         14,5708
                         Interest (expense)                   (5,136)
                                                    -----------------
                         Total other income                     9,434


                                                    -----------------

NET INCOME BEFORE TAXES                                        40,915

PROVISION FOR INCOME TAXES                                     12,057

NET INCOME                                               $     28,858
                                                    =================

Basic Net Income Per Common Share                            $ 192.39
                                                    =================

Weighted Average Shares Outstanding                               150
                                                    =================


              The accompanying notes are an integral part of these
                             financial statements.

  CARTRIDGE CARE, INC.

  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
                                Common Stock             Accumulated         Total
                             Shares      Amount             Deficit          Equity
                             ------                         -------          ------

BALANCE

  DECEMBER 31, 1997             150       $38,663          $(82,674)       $(44,011)



NET INCOME                                                   28,858          28,858




BALANCE

  DECEMBER 31, 1998             150       $38,663          ($53,816)       $(15,153)
                             --------- ------------     -----------------  ----------












                 The accompanying notes are an integral part of
                          these financial statements.

CARTRIDGE CARE, INC.
STATEMENT OF CASH FLOWS FOR
THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                              $28,858
 Adjustments to reconcile net income to net cash
   provided by operations
      Gain on disposition of equipment                                    (13,792)
      Depreciation                                                         22,453
      Deferred income taxes                                                 2,097
 Changes in assets and liabilities
      Accounts receivable                                                 (4,759)
      Inventory                                                             4,028
      Other current assets                                                   (427)
      Other assets                                                          1,388
      Accounts payable                                                     18,828
     Accrued expenses and other   liabilities                              (7,808)
     Deferred revenue                                                      39,611
     Income taxes payable                                                   6,058

            Net cash provided by operating activities                      58,172
                                                                  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment                                   (3,018)
     Net cash used by investing activities                                 (3,018)
                                                                  ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Repayment of loans from shareholders                                (50,460)
      Principle payments on loans                                          (5,394)
      Net borrowings on line of credit                                        800
           Net cash used by financing activities                          (55,054)
                                                                  ---------------

INCREASE  IN CASH                                                             100

CASH BALANCE, January 1, 1998                                                   0

CASH BALANCE, December 31, 1998                                              $100
                                                                  ===============

Supplemental Cash Flow Information:
      Interest paid                                                       $18,055
                                                                  ===============
      Income taxes paid                                                    $5,995
                                                                  ===============


                 The accompanying notes are an integral part of
                          these financial statements.

CARTRIDGE CARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------
1.   ORGANIZATION AND BASIS OF PRESENTATION

     Cartridge Care, Inc. (the "Company") is a remanufacturer of laser printer, copier and facsimile cartridges. The Company also operates an equipment repair and maintenance service company. Service work is performed pursuant to renewable term contracts and on-call relationships with customers. The Company's customers are primarily in located in Arizona.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

      Inventories consist primarily of new parts and toner cartridges, including used components of same. Inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Remanufactured cartridges generally are completed by at the end of the day and therefore no work in progress exists.

      Property  and  equipment  is  recorded  at  cost  and   depreciated  on  a
      straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

      Revenue recognition - The Company recognizes revenue on service contracts pro rata over the term of the contract or when the service is performed depending on the terms of the agreement with customers.
       Deferred revenue is recorded for advanced billings and cash receipts prior to revenue recognition under a pro rata basis under the terms of service contracts. Sales of parts and equipment are recognized when shipped or installed.

      Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109,
      Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

      Advertising expenses- The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 1998 was $21,010.

      Financial Instruments - Financial instruments consist primarily of cash, accounts receivable, and obligations under accounts payable, accrued expenses, debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Net Income Per Share - Net income per share is calculated using the weighted average number of shares of common stock outstanding during the year. The Company had a simple capital structure and no potentially dilutive securites outstanding at December 31, 1998.


3.   INVENTORIES

           Inventories consisted of the following at December 31, 1998:

                Finished goods                                  $ 5,155
                New parts and supplies                           24,579
                Used cartridge components                         5,251
                                                                  -----
                        Total                                   $34,985
                                                                -------

      Labor costs associated with finished goods inventory is typically not significant.

4.  PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at December 31, 1998:

         Equipment                                              $ 99,966
         Furniture, fixtures and other                            40,300
         Vehicles                                                 14,776
         Leasehold improvements                                   17,144
                                                               ---------
         Total                                                   172,186
         Less accumulated depreciation                          (102,742)
                                                                -------
         Property, machinery and equipment - net               $  69,444
                                                               =========

      Depreciation expense for the year ended December 31, 1998 was $22,453.

5.   LINES OF CREDIT

      The company has a revolving line of credit agreement with a bank totaling $40,000 with interest at the prime rate plus 3% (10.75% at December 31, 1998). At December 31, 1998 the company had drawn $39,983.


6.   NOTES PAYABLE

      Notes payable at December 31, 1998 consisted of the following:

Note payable, collateralized by vehicle, interest at 10.25%, monthly payments of
   $293 due through October 2000                              $    4,564
                                        Less current portion       3,218
                                                            ------------
                                          Long-term portion   $    1,346
                                                            ============

      Future maturities of principal at December 31, 1998 are as follows:

           1999                  $   3,218
           2000                      1,346
                                ----------
                     Total      $   4,564
                                =========

7.    LEASES

      Operating Leases

      The Company leases its office space over a long term operating lease expiring in September 1999. Rent expense was $46,361 for the year ended December 31, 1998. Future minimum lease payments under that lease at December 31, 1998 were:


                     1999                           $65,621
                                                     ------

8.    INCOME TAXES

      The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the year ended December 31, 1998 consisted of the following:

      Current tax provision                 $  9,960
      Deferred tax provision                   2,097
                                            ---------
      Total income tax provision            $ 12,057
                                            =========


            The deferred income tax liability at December 31, 1998 of $4,292 relates to temporary differences in book and tax depreciation methods for property and equipment.

Reconciliation of statutory and effective tax rates:

           Federal                        $ 6,137               15%
           State                            3,273                8%
           Other                            2,647                6%
                                          -------             -----

                                          $12,057               29%
                                          =======             =====

9.     MAJOR CUSTOMERS


       Approximately 20% of the Company's revenue was generated from three customers for the year ended December 31, 1998, the largest customer accounting for approximately 10%.


       10.     SUBSEQUENT EVENTS


       In March of 1999 all of the outstanding stock of the Company was sold to two individuals for cash and notes totaling approximately $610,000. These two individuals exchanged 100% of their stock in the Company for stock of OneSource Technologies, Inc., a Delaware corporation in September 1999.


       11.   RELATED PARTY TRANSACTION


       During 1998 cash advances of $50,460 were made to the principle shareholders of the company who in turn repaid the advances as of December 31, 1999.

                          ONESOURCE TECHNOLOGIES, INC.




                     Consolidated Financial Statements as of

                             March 31, 2000 and 1999

                                   (Unaudited)

       ONESOURCE TECHNOLOGIES, INC.




       TABLE OF CONTENTS


                                                                 Page


       CONSOLIDATED BALANCE SHEETS
       AS OF MARCH 31, 2000                                      F-1

       CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
       THREE MONTHS ENDED MARCH 31, 2000  AND 1999               F-2

       CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
        THREE MONTHS ENDED MARCH 31, 2000 AND 1999               F-3

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR
       THREE MONTHS ENDED MARCH 31, 2000 AND 1999-               F-4

       ONESOURCE TECHNOLOGIES, INC.
       CONSOLIDATED BALANCE SHEETS
       MARCH 31                                                                        2000
                                                                                    (Unaudited)
                                                                                ----------------
       ASSETS

       CURRENT ASSETS:
           Cash                                                                 $      50,333
            Accounts receivable                                                       409,957
            Stock subscription receivable                                              25,000
            Inventories (Note 3)                                                      379,028
            Other current assests                                                      24,702
                      Total current assests                                           889,020

       PROPERTY AND EQUIPMENT, net of accumulated depreciation (Note 4)               272,405

       GOODWILL, net of accumulated amortization of $9,526                            265,138

       OTHER ASSETS                                                                   115,994

       TOTAL ASSESTS                                                            $   1,542,557
                                                                                ===================


       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):

       CURRENT LIBILITIES:
            Accounts payable                                                    $     246,343
            Accrued expenses and other liabilities                                    213,201
            Deferred revenue                                                          261,797
            Bank lines of credit (Note6)                                              127,950
            Current portion capital leases                                              4,803
            Current portion of long-term debt (Note 5)                                 54,085
                       Total current liabilities                                      908,159

       CAPITAL LEASES-LONG TERM PORTION                                                 5,961

       NOTES PAYABLE-LONG-TERM PORTION (Note 5)                                        31,853

                         Total liabilities                                            945,993
                                                                                ------------------

       STOCKHOLDERS' EQUITY (DEFICIT):
Preferred Stock, $.001 par value, 1,000,000 shares authorized, none issued
Common  Stock,   $.001  par  value,   20,000,000  shares  authorized,
       15,478,174 and 11,623,281 issued at March 31, 2000 and 1999 respectively, and 3,876,802 subscribed but not issued shares at March 31, 2000
                                                                                       15,478
       Paid in capital                                                              1,978,386
       Stock subscription                                                          (1,055,000)
       Treasury stock (500,000 shares at $0 cost)                                           -
       Accumulated deficit                                                           (342,300)
                                   Total stockholders' equity                         596,564
                                                                                ------------------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $   1,542,557
                                                                                ==================


              The accompanying notes are an integral part of these
                             financial statements.

       ONESOURCE TECHNOLOGIES, INC.
       CONSOLIDATED STATEMENTS OF OPERATIONS
       FOR THE THREE MONTHS ENDED MARCH 31
                                                                                 (Unaudited)              (Unaudited)
                                                                                   2000                    1999
                                                                                   ----                    -----
       REVENUE, net                                                             $          890,545       $        503,628
       COST OF REVENUE                                                                     540,636                305,958
                                                                                ----------------------   --------------------
              GROSS PROFIT                                                                 349,909                197,670

       GENERAL AND ADMINISTRATIVE EXPENSES                                                 409,130                144,623

       SELLING AND MARKETING EXPENSES                                                       60,328                 38,803
                                                                                -----------------------  ---------------------

              Operating (loss) income                                                     (119,549)                14,244
                                                                                ------------------------ --------------------
       OTHER INCOME (EXPENSE)

          Interest expense                                                                 (11,265)                (7,698)

          Other income                                                                       2,933                  3,955
                                                                                -----------------------  ---------------------
               Total other (expense)                                                        (8,332)                (3,743)
                                                                                ------------------------ --------------------
               NET LOSS BEFORE EXTRAORDINARY ITEM                                         (127,881)
               Extraordinary item - Gain on extinguishments of debt                         63,375
                                                                                ------------------------
               NET (LOSS) INCOME                                                $          (64,506)      $         10,501
                                                                                ======================== ====================
               NET Loss Per Share:
                     Basic, before extraordinary item                                   $( * )               $( * )
                                                                                        ======               ======
                            after extraordinary item                                    $( * )               $( * )
                                                                                        ======               ======
                    Diluted,before extraordinary item                                   $( * )               $( * )
                                                                                        ======               ======
                            after extraordinary item                                    $( * )               $( * )
                                                                                        ======               ======

               Weighted Average Shares Outstanding:

                      Basic                                                        15,772,402             11,623,281
                                                                                   ==========             ==========
                      Diluted                                                      15,772,402             11,623,281
                                                                                   ==========             ==========
               * Less than $0.01 per share.


         The accompanying notes are an integral part of these financial statements.

       ONESOURCE TECHNOLOGIES, INC.
       CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
       THE THREE MONTHS ENDED MARCH 31

                                                                                    (Unaudited)                    (Unaudited)

                                                                                       2000                           1999
                                                                                ---------------            -------------------
       CASH FLOWS FROM OPERATING ACTIVITIES:
           Net loss                                                             $    (64,506)               $    (51,614)
           Adjustments to reconcile net loss to net cash provided
            (used) by operations
           Depreciation and goodwill amortization                                     12,653                      22,068
           Gain on retirement of debt                                                (63,375)
           Stock issued for legal fees                                                                            12,500
           Stock issued to employees as compensation                                                              25,125
           Changes in assets and liabilities (net of acquisitions):
               Accounts receivable                                                    38,164                     (43,101)
               Inventory                                                             (10,130)                    (83,011)
               Other current assets                                                  (18,341)                    (13,798)
               Accounts payable                                                      (99,375)                     23,510
               Accrued expenses and other liabilities                                (14,847)                    112,910
               Deferred revenue                                                       51,761                      64,138
                   Net cash provided (used) by operating activities                 (167,996)                     68,727
                                                                                --------------             -------------------
       CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchases of property and equipment                                       (61,542)                     (23,999)
                 Net cash provided (used) by investing activities                    (61,542)                     (23,999)
                                                                                --------------             -------------------
       CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from notes payable                                                                               40,500
        Payments on notes payable and capital leases                                (166,934)                    (46,618)
        Net receipts on line of credit                                                39,113
        Funds received for stock subscriptions                                       220,000
        Issuance of common stock (net of capital placement fees)                     150,000                       8,000
                   Net cash provided (used) by financing activities                  242,179                       1,882
                                                                                --------------             -------------------

       INCREASE (DECREASE) IN CASH                                                    12,641                      46,610

       CASH, January 1                                                                37,692                       2,934
                                                                                --------------             -------------------

       CASH, March 31                                                           $     50,333                  $   49,544
                                                                                --------------             -------------------

       SUPPLEMENTAL CASH FLOW INFORMATION:
                 Interest paid                                                  $      5,578                  $   22,870
                                                                                ==============             ===================

       SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
       FINANCING ACTIVITIES:
                 Common stock subscribed in exchange for notes receivable       $    278,438
                                                                                ==============
                 Common stock issued in exchange for note payable               $     30,000
                                                                                ==============


              The accompanying notes are an integral part of these
                             financial statements.

       ONESOURCE TECHNOLOGIES, INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE
       THREE MONTHS ENDED MARCH 31, 2000 AND 1999

1.   ORGANIZATION AND BASIS OF PRESENTATION


      OneSource Technologies, Inc. (the "Company") is a general office and industry specific equipment repair and maintenance service company. Service work is performed pursuant to renewable term contracts and on-call relationships with customers. The Company's customers are primarily in banking and retail businesses located in the western and southwestern United States.


     The accompanying financial statements represent the financial position and results of operations of OneSource Technologies, Inc., Cartridge Care, Inc. and Net Express, Inc. on a consolidated basis. The 1999 consolidated amounts have been restated to include the figures of Net Express. The acquisition of Cartridge Care was effective on September 30, 1999 and therefore not reflected in the Company's operations for the three months ended March 31, 1999.


      The financial statements for the three months ended March 31, 2000 and 1999 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the three months are not indicative of a full year results.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

      Inventories consist primarily of used equipment, new and used parts and supplies and are stated at the lower of cost (specific identification) or market. Cartridge Care inventories consist of raw materials and finished goods, consisting of remanufactured toner cartridges. Cartridge Care inventories are stated on a FIFO basis.

      Property  and  equipment  is  recorded  at  cost  and   depreciated  on  a
      straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years.

      Goodwill - Costs in excess of the fair values assigned to the underlying net assets of acquired companies are being amortized on the straight-line method over fifteen (15) years. The Company recognized $4,763 of amortization in the three months ended March 31, 2000 in connection with the purchase of Cartridge Care, Inc.

      Revenue recognition - The Company recognizes revenue on contracts pro rata over the term of the contract or when the service is performed depending on the terms of the agreement with customers. Sales of parts and equipment are recognized when shipped or installed. Deferred revenue is recorded for advanced billings and cash receipts prior to revenue recognition under a pro rata basis under the terms of service contracts.

      Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109,
      Accounting for Income Taxes, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

      Advertising expenses- The Company expenses advertising costs as incurred. The company had incurred no direct advertising costs in the first three months of 2000 or 1999.

      Financial Instruments - Financial instruments consist primarily of cash, accounts receivable, stock subscription receivable and obligations under accounts payable, accrued expenses, debt and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements.

      Principles of Consolidation - The accompanying financial statements include the accounts and balances of OneSource Technologies, Inc. and its two subsidiaries Cartridge Care and Net Express. All significant intercompany balances and transactions have been eliminated.

      Net Loss per share - Net loss per share is calculated using the weighted average number of shares of Common Stock outstanding during the year. Debt convertible to 570,140 shares of Common Stock and partially paid Common Stock subscriptions of 4,805,716 shares were excluded from the computation of diluted loss per share because the inclusion of such would be anti-dilutive.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVENTORIES

      Inventories consisted of the following at March 31:

                                                    2000           1999
                                                    ----           -----

      Finished Goods (Cartridges)               $    6,250        $
      Equipment                                     59,741          65,691
      Parts                                        310,613         137,635
      Supplies                                      17,874          25,429
      Less: Allowance for obsolescence             (15,450)         (7,618)
                                                 ----------       ---------
            Total inventory                      $ 379,028        $221,137
                                                  ========        ========

      There are slow-moving inventories, which consist primarily of parts removed from larger pieces of equipment and stored until needed for future jobs. Costs are allocated to these items as components of the larger piece of equipment from which they were removed. Much of this inventory has been allocated minimum costs and management believes market value exceeds recorded costs.

4.   PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following at March 31:

                                                   2000                1999
                                                   ----                ----
      Equipment                                 $ 135,272            $ 43,760
      Furniture, fixtures and other                98,433              32,978

         Vehicles                                   75,363             45,440
         Leasehold improvements                     43,534              8,397
                                                -----------         -----------
         Total                                     352,602            130,575
         Less accumulated depreciation             (80,197)           (61,844)
                                                -----------          ---------
         [GRAPHIC?OMITTED]

         Property, machinery and equipment- net $  272,405           $  68,731
                                                 =========           ==========


      Depreciation and amortization expense for the three months ended March 31, 2000 and 1999 was $12,653 and $3,314 respectively.


5.   NOTES PAYABLE

      Notes payable at March 31consisted of the following:

                                                                                       2000                   1999

    Bank note payable,  collateralized by accounts  receivable,  inventories and property and equipment, interest at prime plus 2%
    (9.75% at December 31, 1999) principal payments of $2,778 plus                     $ 19,443           $  58,335
    interest are due monthly, due August 2000

   Notes  payable,  collateralized  by vehicles,  interest from 8% to 12%, total monthly installments of $2,058 from April 2000
   through May 2002                                                                      42,495               21,067

Note  payable  to  shareholder,  unsecured,  interest  at 6%,  monthly  interest payments only, converted to 60,000 shares of OneSource
stock April 2000                                                                                              40,000
Note payable to Company's former parent company in connection with the management buy-out of the Company.  Stated face value,
$285,000; stated interest rate of 5%.  The note was discounted at 9%
and based on the scheduled principal and interest payments.  The discounted value of the note was determined to be $252,787. The
debt was extinguished March 4, 2000                                                                          252,787
                                                                                   ----------------  -------------------
Total                                                                                    85,938              410,857
Less current portion                                                                     54,085               87,963
                                                                                   ----------------  -------------------
Long-term portion                                                                       $ 31,853            $ 322,894
                                                                                   ================  ===================

The bank note payable is personally guaranteed by the Company's officers. Future maturities of principal at December 31, 1999 are as follows:

           2000                      $ 54,085
           2001                         7,426
           2002                        17,650
           2003                         4,079
           2004                         2,698
                                     ----------
                     Total           $ 85,938

      On March 4, 2000 the Company and a group of investors executed an agreement with PF Holdings, Inc. ("PF") to purchase the promissory note held by PF with a face value of $285,000.00 and accrued interest of $36, 972 for $150,000 in cash provided by the investors and 175,000 shares of the Company's common stock with an estimated fair market value on March 4, 2000 of $93,438. Following the purchase and assumption of the note the investor group exercised the conversion feature in the note for 643,944 shares of the Company's Common stock. The investor's are restricted from selling any of the combined 818,944 shares of stock for a period of one year.


6.   LINES OF CREDIT

      The company has various revolving line of credit agreements with banks totaling $150,000 with interest ranging from 9.75% to 18%. At March 31, 2000 the Company had utilized $127,950 of the total $150,000 credit facility, .
7.    INCOME TAXES

      The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the three months ended March 31, consisted of the following:

                                                       2000         1999
                                                       ----         ----
           Current tax provision (benefit)          $(18,927)     $ 2,415
           Deferred tax provision (benefit)          (18,927)       2,415
                                                      -------     --------
           Total income tax provision (benefit)     $       0     $     0
                                                    ==========    =======

      A net deferred tax asset of $ 187,000 relates primarily to federal net operating loss carryforwards at March 31, 2000 of $434,000, and state operating loss carryforwards of $535,000. The carry forwards expire from 2000 through 2019. Approximately $14,000 of the deferred tax asset at December 31, 1999 relates to allowances on accounts receivable and inventories. At December 31, 1999 there is a deferred income tax liability of $2,689 that relates to book and tax differences for property, equipment and intangibles. The net deferred income tax of $166,997 is fully offset by an equal valuation allowance.

      Reconciliation of statutory and effective tax rates:

                                          2000                       1999
                                          ----                       ----
           Federal                       $(13,127)   (20%)     $ 1,575   15%
           State                           (5,801)   ( 8%)         940    8%
           Valuation allowance             21,648     32%       (2,415) (22%)
           Miscellaneous                   (2,720)     4%          461    1%
                                        ----------    ---          ---   ----
                                        $       0      0%       $    0    0%
                                        ==========    ====      =======  ====


 8.   LEASES

      Operating Leases

      The Company leases its facilities under long-term operating leases that expire through 2004. Rent expense under these leases was $47,810 for the three months ended March 31, 2000. Minimum annual lease payments under these agreements are as follows:

      Years ended December 31:

            2001                         $122,788
            2002                          117,330
            2003                          117,140
            2004                          120,490
            2005                          102,700
                                         ---------
                                         $580,448

      Capital leases


     The company entered into several capital leases for equipment. The following presents future minimum lease payments under capital leases by year and the present value of minimum lease payments as of March 31, 1999:

    Three months ended March 31, 2000:
                2000                                       $   4,791
                2001                                           4,791
                2002                                           2,875
                                                               -----
          Total minimum lease payments                        12,457
          Less amount representing interest                    1,693
                                                             ----------
          Present value of minimum lease payments             10,764
          Current portion                                      4.803
                                                             ----------
          Long-term portion                                $   5,961
                                                              =========

      Assets capitalized under the capital lease total $16,098 and related accumulated amortization of $2,415.

9.    BUSINESS ACQUISITIONS

      The Company acquired Net Express, Inc. ("Net Express") on April 15, 1999 by issuing 727,946 shares of the Company's Common stock for 100% of the outstanding stock of Net Express. The transaction is accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the combination to include the combined financial position and operating results of the Company and Net Express. The officers and management of Net Express remain with the Company. Net Express is a computer equipment reseller and network integration company.

      The following table presents a reconciliation of the net revenues and net loss previously reported by the Company and for the current period prior to the combinations:

                                                  Period January 1, 1999
                                                    to March 31, 1999
                                                       (Unaudited)
                                                  ----------------------
Net Revenues
     OneSource Technologies, Inc.                      $         404,740
     Net Express                                                  98,888
                                                  ----------------------
             Combined                                  $         503,628
                                                  ======================
Net (Loss) Income:
     OneSource Technologies, Inc.                      $           6,869
     Net Express                                                   3,632
                                                  ----------------------
             Combined                                  $          10,501
                                                  ======================

      For the period prior to the merger there were no inter-company transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.

      The Company acquired Cartridge Care, Inc. ("Cartridge Care") on September 30, 1999. The Company issued 1,889,750 shares of common stock for all the outstanding stock of Cartridge Care. The acquisition of Cartridge Care was accounted for under the purchase method. The $369,937, ($0.318 per share) value of the transaction was determined on the basis of recent private placements of the Company's Common stock, taking into consideration contractual and legal restrictions related to these private transactions and management's present assessment of the affect on the value of this transaction of post purchase adjustments currently being negotiated. Following the close of the purchase, OneSource agreed to assume additional liabilities arising from operational losses and relocation costs of Cartridge Cares in exchange for the return of a portion of the shares originally tendered, see Note 12. Goodwill of $274,664 associated with the purchase is being amortized over fifteen (15) years. Officers and management of Cartridge Care remain with the Company and Cartridge Care is being operated as a separate subsidiary of OneSource. Cartridge Care is a toner cartridge re-manufacturer.

      Had the Cartridge Care acquisition occurred at the beginning of 1999, revenues and net loss would have been $749,769 and $20,743 (less than $0.01 per share) respectively, as of March 31, 1999.


10.  CONCENTRATION OF CREDIT RISK

      Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Approximately $ 293,000 of the accounts receivable balance at March 31, 2000 is due from seven (7) customers.

11.   EMPLOYEE BENEFIT PLAN

      The Company provides benefits through a 401(k) plan for all full time employees who have completed six months of service and are at least 21 years of age. Contributions to the plan are at the discretion of the Board of Directors. The Company made no contributions to the plan for the years ended December 31, 1999 and 1998.


12.  COMMITMENTS AND CONTINGENCIES

      A former employee has filed a complaint against the Company for a claim of allegedly unpaid sales commissions of $25,620. The Company has attempted to settle with this former employee but believes the individual has significantly inflated the claim and that the former employee cannot substantiate the amount of the claim. The Company and its counsel believe that it has a substantial defense due to numerous inconsistencies and the former employee's lack of substantiation. The Company intends to vigorously defend this case. The Company and its counsel do not believe that the outcome of this case can yet be determined. The Company has accrued $2,300 with respect to this claim. If the court determines that the Company did not act in good faith with respect to this former employee's claim, the potential damages may be trebled.

      In connection with the purchase of Cartridge Care the management of OneSource and Cartridge Care have agreed to discount the original purchase price of the company. The Company is pursuing legal remedies against the original owners for misrepresentations made that materially affect the value of Cartridge Care. The sellers of Cartridge Care have agreed to reduce the purchase price and return shares of the Company's stock to OneSource based on the results of pending litigation. The ultimate resolution of this matter could result in a reduction of the purchase price of Cartridge Care, which would reduce the basis of the net assets acquired. The present purchase amount reflects management's current best estimates of what the final figure will be.

      The Company has accrued delinquent payroll taxes, penalties and interest of approximately $170,000 at March 31, 2000. The Company is corresponding with the IRS and is attempting to negotiate payment terms. The Company has committed to making certain scheduled payments based on the availability of funds. There can be no assurance however that the IRS will not take other action should the Company fail to make committed payments.


13.  MAJOR CUSTOMERS


       Approximately 50% of the Company's revenue was generated from six customers for the three months ended March 31, 2000, the largest customer accounting for approximately 25%. For the three months ended March 31, 1999 about 38% of the Company's total revenues were derived from eight customers with the largest contributing approximately 9%.


14.  BUSINESS SEGMENTS

      The Company's revenues are derived from three closely related and complimentary service and product categories, 1) renewable contract equipment maintenance services, 2) equipment sales and integration services and 3) value added equipment supply sales. While three revenue streams accrue, all operations share common personnel, processes, assets, facilities, capital resources and strategic management. Accordingly, any allocation of costs and expenses between segments in an attempt to determine net incomes for each would be arbitrary and therefore potentially misleading.

      Following are the revenues contributed by each of these categories in the past two years:

                                                            1999         1998
                                                            ----         ----
 Equipment maintenance service revenues               $   650,494   $   391,555
 Equipment sales and integration services revenues         37,556       102,993
 Equipment supplies and parts sales                       202,485         9,080
                                                       ------------  -----------
                                                      $   890,535   $   503,628
                                                       ===========   ===========



15.  RELATED PARTY TRANSACTION

      During the quarter a note payable to a shareholder and Director of the Company in the amount of $30,000 was repaid by issuance of 60,000 share of common stock of the Company.

16.  STOCKHOLDERS' EQUITY

                     The following transactions involving the Company's common stock occurred in the three months ended March 31, 2000:

                                                            Shares                Value
Conversion of stockholder note payable to common stock             60,000         $    30,000
Common stock issued for cash                                      643,944             150,000
Common stock issued for debt extinguishment                       175,000             984,437
Common stock subscribed (net of fees of $13,000)                   50,000              13,000
                                                          ---------------       -------------
                                                                  928,944          $  291,437
                                                          ===============       =============

PROFORMA INFORMATION (UNAUDITED)

                     The accompanying Pro Forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had this transaction occurred at the beginning of the period presented. The accompanying Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the historical financial statements and related footnotes of OneSource Technologies, Inc.

                     In September 1999 the Company purchased all the outstanding stock of Cartridge Care, Inc., (Cartridge Care) in exchange for 1,887,500 shares of OneSource Technologies, Inc. common stock. The transaction was accounted for as a purchase. Since the date of acquisition the Company has funded the facilities relocation costs and operating losses of Cartridge Care. It is anticipated that these costs as well as ongoing funding requirements will result in an adjustment of the purchase price of the acquisition.

                     In as much as the Company's stock was thinly traded at the time of the purchase, the underlying value, ($369,937 or $0.318 per share) ascribed to the shares tendered was based on share values utilized in a number of independently negotiated capital funding transactions with third party investors. At March 31,1999 the value assigned to the purchase reflects management's current best estimate of what the adjusted purchase price will be based on all presently available facts.


Pro Forma Condensed Consolidated Statements of Operations for the three months ended March 31, 1999 Unaudited

                                                  Historical
                                                  OneSource        Cartidge Care  Pro Forma     Pro Forma
                                                  March 31, 1999   March 31, 1999 Adjustments   Combined
                                                  ------------ --  -----------   ------------   -----------
REVENUE, net                                      $    503,628     $   246,141     $            $   749,769
COST OF SERVICE                                        305,958         162,731                      468,689
                      GROSS PROFIT                     197,670          83,410                      281,080
                                                  ------------     -----------     -----------  -----------
OPERATING EXPENSES                                     183,426          75,355                      258,080
Amortization of goodwill                                                             3,572 (1)        3,572
Depreciation on increased basis of                                                                    1,330
equipment                                                                            1,330 (2)
                    Operating income                    14,244           8,055      (4,902)       17,397
                                                  ------------     -----------     -----------  -----------
OTHER INCOME (EXPENSE)
Interest (income) expense                                7,698           1,968                        9,666
Other (income) expense                                 (3,955)         (9,057)                     (13,012)
                                                  ------------     -----------     -----------  -----------
                  Total other expense                    3,743         (7,089)                      (3,346)
                 NET INCOME                        $    10,501          15,144     $(4,902)       20,743
                                                  ============     ===========     ===========  ===========


Note1: Pro Forma Adjustments
The following is a description of each of the pro forma adjustments: (1) Amortization of goodwill over 15 years (2) Depriciation on adjusted basis of equipment purchased

PART III

Item 1.               Index to Exhibits

3.(i).1        *      Certificate of Incorporation of L W Global (U.S.A.), Inc. filed August 27, 1996.

3.(i).2        *       Certificate of Amendment of Certificate of Incorporation filed January 16, 1997.

3.(i).3        *      Certificate of Amendment of Certificate of Incorporation changing name to Micor
                          Technologies, Inc. dated July 28, 1997.

3.(i).4        *      Certificate of Amendment of Certificate of Incorporation changing name to
                      OneSource Technologies, Inc. dated August 22, 1997.

3.(ii).1       *      Bylaws of L W Global (U.S.A.), Inc.

4.1            *      Form of Private Placement Offering of 1,200,000 common shares at $0.01 per share dated
                      September 10, 1996.

4.2            *      Form of Private Placement Offering of 300,000 common shares at $0.01 per share dated
                      July 14, 1997.

4.3            *      Form of Private Placement Offering of 575,000 common shares at $0.50 per share dated
                      September 17, 1997.

10.1           *      Share Exchange Agreement between L W Global (U.S.A.), Inc. and Micor
                          Technologies, Inc. dated July 15, 1997.

10.2           *      King Soopers Agreement dated September 1, 1998.

10.3           *      Attachment B to King Soopers Agreement dated September 1, 1998.

10.4           *      King Soopers Contract Renewal and Extension dated September 8, 1999.

10.5           *      Promissory Note by Cossack Financial, LLC in favor of the Company dated March
                      31, 1999.

10.6           *      Agreement to Extend Promissory Note by Cossack Financial, LLC in favor of the
                      Company dated January 3, 2000.

10.7           *      Promissory Note by Titan Capital Partners, LLC in favor of the Company dated
                      March 31, 1999.

10.8           *      Agreement to Extend Promissory Note by Titan Capital Partners, LLC in favor of the Company dated January 4, 2000.

10.9           *      Share Exchange Agreement with Net Express, Inc. dated April 15, 1999.

10.10          *      Stock Redemption Agreement (Exhibit A to Net Express Share Exchange).

10.11          *      Employment Agreement (Exhibit B to Net Express Share Exchange).

Item 1.               Index to Exhibits

10.12          *      Stock Purchase Agreement with Blackwater Capital Partners II, L.P. dated May 26,
                      1999.

10.13          *      Investor Rights Agreement with Blackwater Capital Partners II, L.P. dated May 26,
                      1999.

10.14          *      Share Exchange Agreement with Cartridge Care, Inc. dated September 1, 1999.

10.15          *      Lease of Scottsdale, Arizona property dated September 20, 1999.

27.1           *      Financial Data Schedule.
----------------

(*  Filed herewith)

Item 2.                        Description of Exhibits

      The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

None
----------------

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 One Source Technologies, Inc.
                                 (Registrant)


Date: July 7, 2000     By: /s/ Jerry M. Washburn
                           -----------------------------------------------------
                           Jerry M. Washburn, Chairman, President and CEO

                       By: /s/Maurice E. Mallette
                           -----------------------------------------------------
                           Maurice E. Mallette, Director,
                           President of subsidiary, interim VP

                       By: /s/ Donald C. Gause
                           -----------------------------------------------------
                           Donald C. Gause, Director

                       By: /s/William B. Meger
                           -----------------------------------------------------
                           William B. Meger, Director